NO ACT

DC
PE
3-26-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
MAY 23 2008
Washington, DC 20549

[redacted]

May 23, 2008

08045196

David J. Johnson, Jr.
O'Melveny & Myers, LLP
1999 Avenue of the Stars
Los Angeles, CA 90067-6035

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/23/2008

Re: Electronic Arts Inc.
Incoming letter dated March 26, 2008

Dear Mr. Johnson:

This is in response to your letters dated March 26, 2008 and April 28, 2008 concerning the shareholder proposal submitted to EA by Lucian Bebchuk. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated EA's intention to exclude the proposal from EA's proxy materials. We also have received letters on the proponent's behalf dated April 1, 2008, April 18, 2008, and May 2, 2008.

We note that litigation is pending in the United States District Court for the Southern District of New York with respect to EA's intention to omit the proposal from EA's proxy materials. In light of the fact that arguments raised in your letters and that of the proponent are currently before the court in connection with the litigation between EA and the proponent concerning this proposal, in accordance with staff policy, we will not comment on those arguments at this time. Accordingly, we express no view with respect to EA's intention to omit the instant proposal from the proxy materials relating to its next annual meeting of security holders.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JUN 03 2008
THOMSON REUTERS

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

O

O'MELVENY & MYERS LLP

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March 26, 2008

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By electronic mail (cfletters@sec.gov)

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal Submitted by Lucian Bebchuk*

Ladies and Gentlemen:

We submit this letter on behalf of our client Electronic Arts Inc., a Delaware corporation ("***EA***" or the "***Company***") requesting confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Lucian Bebchuk (the "***Proponent***") from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "***2008 Annual Meeting***"). The Proponent's letter setting forth the Proposal and Supporting Statement is attached hereto as Exhibit A.

Pursuant to rule 14a-8(j), we have:

- enclosed six copies of this letter and the related exhibit;
- filed this letter with the Commission no later than eighty (80) calendar days before EA intends to file its definitive 2008 proxy materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

I. Summary of the Proposal

The Proposal recommends that EA's Board of Directors submit to a stockholder vote an amendment to the Company's Certificate of Incorporation or Bylaws, to the extent consistent with its fiduciary duties, that states the Company shall, to the extent permitted by law, submit to a vote of stockholders at any annual meeting, include in the Company's notice of any such annual meeting, and allow stockholders to vote on the Company's proxy card for any "qualified proposal" to amend the Company's bylaws. For purposes of the Proposal, a "qualified proposal" would be a proposal that:

- was submitted by one or more stockholders to the Company no later than 120 days following the Company's preceding annual meeting;
- was submitted by a proponent (or proponents) that individually or together beneficially own (at the time of submission) no less than 5% of the Company's outstanding common stock, represented in writing an intention to hold such stock through the date of the Company's annual meeting date, and each proponent had been the continuous beneficial owner of $2,000 of the Company's common stock for at least one year prior to the date of submission;
- would effect only an amendment to the Company's bylaws that would be valid under state law;
- was proper action for stockholders under state law;
- would not deal with a matter relating to the Company's "ordinary business operations";
- did not "exceed 500 words"; and
- the proponent(s) of the proposal furnished the Company within 21 days of the Company's request, any information that was reasonably requested by the Company for determining the eligibility of the proponent(s) to submit a "qualified proposal" or to enable the Company "to comply with applicable law."

II. Bases for Excluding the Proposal

The Proposal may be properly omitted from the Company's proxy materials for the 2008 Annual Meeting for the following reasons:

- the Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is contrary to the proxy rules, particularly rule 14a-8;

- because the Proposal would create a process by which the Company would be required to include future proposals that may be omitted in reliance on paragraph (i) of rule 14a-8, it would merely do indirectly what a proposal could not do directly -- require a shareholder proposal to be included in the Company's proxy materials even if it could be omitted in reliance on one of the subparagraphs of paragraph (i) -- and, as such, the Proposal may be excluded in reliance on rules 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(8), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13);

- the Proposal may be excluded in reliance on rule 14a-8(i)(7) because it relates to the Company's ordinary business matters (*i.e.*, would require disclosure of ordinary business matters in Company filings with the Commission beyond that which is required by Commission rules and regulations); and

- the Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it, would be able to determine with any reasonable certainty what actions are required.

Each of the bases upon which the Company may properly omit the Proposal from its proxy materials for the 2008 Annual Meeting is discussed below.

A. The Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is contrary to the proxy rules, particularly rule 14a-8.

Section 14(a) of the Exchange Act provides the Commission with broad rulemaking authority regarding the regulation of proxy solicitations, stating that "[i]t shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title." The Commission exercised its authority under Section 14(a) to adopt rule 14a-8. In adopting rule 14a-8 (and modifying that rule numerous times since its original adoption), the Commission used notice and comment rulemaking to balance the federally-imposed obligations on companies that are soliciting proxy authority with the costs that result from those obligations.[1] In connection with the adoption of the federal proxy rules, the

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1 In 1942, the Commission first addressed the issue of shareholder proposals in a formal rulemaking. Specifically, the Commission adopted rule X-14A-7 regarding the duty of management to set forth shareholder proposals in the company's proxy. *See* Release No. 34-3347 (Dec. 18, 1942). This rule allowed that "[i]n the event that a qualified security holder of the issuer has given the management reasonable notice that such security holder intends to present for action at a meeting of security holders of the issuer a proposal which is a proper subject for action by the security holders, the management shall set forth the proposal and provide means by which security holders can make a specification as provided in Rule X-14A-2" (*i.e.*, on the proxy card). Since the adoption of this initial rule, the Commission has

Commission has recognized the interplay between state and federal law in the proxy solicitation context and has adopted a balance between state and federal law that it believes to be appropriate.

Rule 14a-8(i)(3) was adopted in 1976 to codify the formerly assumed ability of companies to exclude shareholder proposals that are contrary to any of the proxy rules. In this regard, when the Commission sought comments on its proposal of what is now rule 14a-8(i)(3), it stated:

> "The Commission is aware that on many occasions in the past proponents have submitted proposals and/or supporting statements that contravene one or more of its proxy rules and regulations. Most often, this situation has occurred when proponents have submitted items that contain false or misleading statements. Statements of that nature are prohibited from inclusion in proxy soliciting materials by Rule 14a-9 of the proxy rules. Other rules that occasionally have been violated are Rule 14a-4 concerning the form of an issuer's proxy card, and Rule 14a-11 relating to contests for the election of directors.
>
> In light of the foregoing, the Commission proposes to add a new subparagraph [(i)(3)] to Rule 14a-8 expressly providing that a proposal or supporting statement may not be contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. This provision, if adopted, would simply formalize a ground for omission that the Commission believes is inherent in the existing rule."[2]

In 1982, the Commission proposed amendments to rule 14a-8 that would have permitted companies and their shareholders to establish a company-specific shareholder proposal process that would have been substantially similar to that set forth in the Proposal. In these proposed amendments, the Commission proposed a supplemental rule ("rule 14a-8A") that would have permitted a company and its shareholders to adopt a company-specific alternative procedure to govern the shareholder proposal process.[3]

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addressed the proper requirements and balance of shareholder access to management's proxy and the burden on issuers a number of times, including the adoption of amendments to the rule in Release 34-4037 (Dec. 17, 1947), Release No. 34-4185 (Nov. 5, 1948), Release No. 34-4979 (Jan. 6, 1954), Release No. 34-12999 (Nov. 22, 1976), Release No. 34-20091 (Aug. 16, 1983), Release No. 34-40018 (May 21, 1998), and Release No. 34-56914 (Dec. 6, 2007).

2 *See* Exchange Act Release No. 12598 (July 7, 1976).

3 *See* Proposal II in "Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release 34-19135 (October 14, 1982) (the "1982 Proposing Release").

In the 1982 Proposing Release, the Commission proposed an additional alternative approach to the rule 14a-8 process whereby all proposals that were proper under state law and not relating to the election of directors would be included in a company's proxy materials, subject to a numerical limitation.[4] This proposed alternative arose, in part, from the recognition that the shareholder proposal process is an important element of shareholder democracy, and a desire to create a simpler and more predictable regulatory process.[5]

In the 1983 release adopting changes to rule 14a-8 based on proposals in the 1982 Proposing Release,[6] the Commission elected to retain the framework of rule 14a-8, incorporating certain revisions designed principally to remove procedural provisions that were not required to further the purpose of the rule and to clarify and simplify the application of the rule. In taking its action in 1983, the Commission stated:

> "After review of the constructive and detailed views of the commentators and after consideration of the issues presented in the [1982] Proposing Release, the Commission has determined that shareholder access to issuers' proxy materials is appropriate and that federal provision of that access is in the best interests of shareholders and issuers alike. Moreover, based on the overwhelming support of the commentators and the Commission's own experience, the Commission has determined that the basic framework of current Rule 14a-8 provides a fair and efficient mechanism for the security holder proposal process, and ... should serve the interests of shareholders and issuers well."[7]

The Commission's actions in 1983, as well as its statements explaining the bases for those actions, clearly evidence the Commission's determination that the Commission adopted rule 14a-8 (and subsequently modified it to include the provisions of paragraph (i)) because the Commission believed that the "basic framework" of the rule "provides a fair and efficient mechanism for the security holder proposal process" and that the "federal provision of the [shareholder] access is in the best interests of shareholders and issuers alike."[8]

In addressing and reacting to the 2006 Second Circuit decision in AFSCME v. AIG (discussed in greater detail in Section II.B below),[9] the Commission recently reconsidered the

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4 *See* Proposal III in the 1982 Proposing Release.

5 *Id.*

6 *See* Exchange Act Release No. 34-20091 (August 16, 1983).

7 *Id.* at pages 6-7.

8 *Id.*

9 American Federation of State County and Municipal Employees, Employees Pension Plan ("AFSCME") v. American International Group, Inc. ("AIG"), 462 F.3d 121 (2d Cir. 2006).

proper role of the Commission and rule 14a-8 in the proxy process.[10] In determining the appropriate response to the Second Circuit's decision, the Commission again emphasized the importance of the federally established procedures for shareholder access.[11] Indeed, the 2007 release proposing certain amendments to rule 14a-8 began by noting that Congress intended to give the Commission power to control the conditions under which proxies may be solicited, and that this authority encompassed "both disclosure and mechanics."[12] The amendments to rule 14a-8(i)(8) proposed in the 2007 Proposing Release and later adopted by the Commission were intended to prevent shareholders from usurping that authority by establishing the excludability of shareholder proposals creating procedures that would require a company to include certain shareholder nominees in its proxy materials.[13] Making clear that rule 14a-8(i)(8) would bar such proposals, these amendments changed the language of the rule to include not just proposals "relat[ing] to an election for membership on the company's board...," but also proposals relating to "procedures" for nomination or election to the board.[14] In disallowing such proposals, the Commission discussed the "numerous protections of the federal proxy rules," and also noted the "critical importance" of the anti-fraud protection afforded by rule 14a-9.[15] As it did in 1983, the Commission found that circumvention of the federal proxy rules -- even by a shareholder's own proposal -- was not in the best interests of shareholders.

As noted above, the Commission adopted rule 14a-8 pursuant to its authority under Section 14(a) of the Exchange Act and has modified that rule many times. Rule 14a-8 specifies "when a company *must include* a shareholder's proposal in its proxy statement and...[the] few specific circumstances [under which] the company is *permitted to exclude* [a] proposal, but only after submitting its reasons to the Commission" (emphasis added).[16] Under the current version of rule 14a-8, companies are *required* to include a shareholder proposal in their proxy materials *only if*: (1) the proposal is submitted in accordance with the procedural requirements of rule 14a-8; and (2) rule 14a-8(i) does not *permit* the company to exclude the proposal. Contrary to this intended

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10 *See* http://www.sec.gov/divisions/corpfin/cfroundtables.shtml for transcripts of the May 2007 Roundtable Discussions Regarding the Proxy Process and http://www.sec.gov/news/testimony/2007/ts111407cc.htm for a transcript of Chairman Christopher Cox's testimony before the U.S. Senate Committee on Banking, Housing, and Urban Affairs on Nov. 14, 2007.

11 *See* Exchange Act Release No. 34-56914 (Dec. 6, 2007) (the "2007 Final Release").

12 Exchange Act Release No. 34-56161 (July 27, 2007) (the "2007 Proposing Release") at page 3 (internal quotation omitted).

13 *See* the 2007 Final Release at pages 16-19.

14 *Id.* at pages 16-17.

15 *Id.* at pages 2-3, 5, 22.

16 *See* rule 14a-8.

operation of rule 14a-8, the Proposal attempts to use the rule 14a-8 process, under which companies are required to include proposals unless they are permitted to exclude them pursuant to the terms of the rule, to require the inclusion of *all* "qualified proposals" *permitted by* federal or state law, subject only to certain limitations set forth in the Proposal, namely:

1. certain procedural requirements that are similar to, but not the same as, those currently set forth paragraphs (b)-(e) of rule 14a-8; and

2. three substantive requirements that:

    a. the "qualified proposal" for a bylaw amendment would be "valid under applicable law";

    b. the "qualified proposal" for a bylaw amendment is a proper action for stockholders under state law; and

    c. the "qualified proposal" for a bylaw amendment does not deal with a matter relating to the Company's "ordinary business operations."

The Supporting Statement confirms the Proponent's intent that a bylaw amendment adopted under the Proposal would require the Company to include shareholder proposals in its proxy materials beyond those that currently are required under rule 14a-8. Specifically, the Supporting Statement states that "[c]urrent and future SEC rules may in some cases allow companies -- but do not currently require them -- not to place proposals for Bylaw amendments initiated by stockholders in the [Company's] notice of an annual meeting and proxy card for the meeting." Consistent with this language, the Proposal seeks to require the Company to include "qualified proposals" on substantive matters that far exceed the boundaries of rule 14a-8(i). For example, the bylaw amendments that would be permitted under the Proposal would *require* the Company to include any future shareholder "qualified proposal," which would include (but not be limited to) proposed bylaw amendments relating to:

- the redress of a personal grievance against the Company (which otherwise would be excludable in reliance on rule 14a-8(i)(4));

- *de minimus* operations of the Company not otherwise significantly related to the Company's business (which otherwise would be excludable in reliance on rule 14a-8(i)(5));

- a nomination or an election for membership on the Company's board of directors or analogous governing body or a procedure for such nomination or election (which otherwise would be excludable in reliance on rule 14a-8(i)(8)); and

- a matter addressed in a proposal that directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting (which otherwise would be excludable in reliance on rule 14a-8(i)(9)).

Because the Proposal would *require* the Company to include bylaw amendment proposals in its proxy materials even where the Company would be permitted to exclude those bylaw amendment proposals in reliance on rule 14a-8, the Proposal is contrary to the federal proxy rules. As such, the Company may omit the Proposal from its proxy materials in reliance on rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules, particularly rule 14a-8.

Consistent with our view that the Company may omit the Proposal in reliance on rule 14a-8(i)(3), the Staff expressed its view in its 2004 no-action letter to State Street Corporation that the company was permitted to exclude, pursuant to rule 14a-8(i)(3), a proposal seeking an amendment to a company's bylaws that would require any future bylaw amendment proposed by stockholders to be included in the company's proxy statement and every future change to the bylaws to be required to be included in the company's proxy statement for stockholder ratification or rejection.[17] In reaching this position, the Staff concluded that such a proposal, which was substantially similar to the Proposal and had the same effect and intent as the Proposal, was contrary to the Commission's proxy rules, including rule 14a-8.

In the State Street no-action request, the company expressed its view that "[t]he authority to regulate what is required or permitted in a proxy statement or on a form of proxy, however, is vested exclusively in the Commission under Section 14 of the 1934 Act and is expressed in related Rules and in Regulation 14A... [and the proposal's] attempt to clothe stockholders with rights of access to the Company's proxy statement and form of proxy absent compliance with Rule 14a-8 is flatly inconsistent with the scheme for access to the corporate electoral machinery that the Commission has carefully crafted, including under Rule 14a-8."[18] Further, citing to Exchange Act Release No. 34-20091 (Aug. 16, 1983) and Exchange Act Release No. 34-40018 (May 21, 1998), the company expressed its view that the Commission's refusal to adopt rules that reduce its oversight role in favor of more autonomous shareholders would "make no sense" if shareholders could eliminate the Commission's oversight role through submissions such as this proposal. The Staff concurred with the company's belief that the proposal could be omitted from its proxy materials in reliance on rule 14a-8(i)(3), as contrary to the Commission's proxy rules.

In the current Proposal, the Proponent is seeking to create an end run around rule 14a-8 that is nearly identical to the proposal in State Street. The supporting statement to the proposal in State Street stated that the power to amend the bylaws is "a time-honored tool by which

17 *See* State Street Corporation (Feb. 3, 2004) ("State Street").

18 *Id.*

shareholders can protect their investment," and that State Street's decisions not to include bylaw amendment proposals on its proxy card imposed on shareholders' exercise of these rights.[19] Similarly, the Proponent in his Supporting Statement opines that stockholders "should consider voting for my proposal to express support for facilitating stockholders' ability to decide for themselves whether to adopt Bylaw amendments initiated by stockholders."

As noted above, the Commission has spoken clearly regarding the role of the federal proxy rules -- including rule 14a-8 -- in the proxy solicitation process, as well as the role of the Staff in the administration of those proxy rules. In 2007, the Commission reassessed the interaction of state and federal law in connection with the solicitation of proxies and reaffirmed its view that it was appropriate to have a nationwide standard -- as expressed in rule 14a-8 -- for the determination of those shareholder proposals that are required to be included in a company's proxy materials. Further, in its letter to State Street, the Staff addressed the operation of rule 14a-8 with regard to a shareholder proposal that, like the Proposal, was intended to establish a process outside of the federal proxy rules that would ease or more readily allow for the exercise of shareholders' rights under state law. In its letter to State Street, consistent with Commission's statements regarding rule 14a-8, the Staff concurred with the view of the company that it could exclude the shareholder proposal in reliance on rule 14a-8(i)(3) as contrary to the federal proxy rules, including rule 14a-8.

Based on the Commission's longstanding position regarding the intended operation of rule 14a-8 and its role as a uniform standard for the inclusion of shareholder proposals in a company's proxy materials, including the Commission's reaffirmation of that position in 2007, as well as the previously expressed position of the Staff regarding the application of rule 14a-8 to a substantially similar shareholder proposal, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rule 14a-8(i)(3) as contrary to the federal proxy rules,.particularly rule 14a-8.

B. Because the Proposal would create a process by which the Company would be required to include proposals that may be omitted in reliance on paragraph (i) of rule 14a-8, it would merely do indirectly what a proposal could not do directly -- require a shareholder proposal to be included in the Company's proxy materials even if it could be omitted in reliance on a subparagraph of paragraph (i) -- and, as such, the Proposal may be excluded in reliance on each such subparagraph of paragraph (i).

In seeking to establish a process by which EA would be required to include all future "qualified proposals" in its proxy materials, the Proposal would require the Company to include shareholder proposals that could be omitted in reliance on most, if not all, of the subparagraphs of rule 14a-8(i). We provide a summary of these subparagraphs below. Due to the similarities

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19 *Id.*

among the interaction of the Proposal and the subparagraphs of rule 14a-8(i), we have grouped those subparagraphs for ease of discussion.

The Proposal would create a process under which a future "qualified proposal" could establish a procedure for the nomination or election of members on EA's Board of Directors and, as such, may be excluded in reliance on rule 14a-8(i)(8).

The Commission recently amended rule 14a-8(i)(8)[20] in response to the 2006 decision in AFSCME v. AIG -- in which the Second Circuit agreed with the Staff's view that companies were not required to include in their proxy materials any shareholder proposals that would result in an immediate election contest, but disagreed with the Staff's view that companies were not required to include in their proxy materials any shareholder proposals that would establish a process for shareholders to wage a future election contest.

In the 2007 Final Release, the Commission stated that the phrase "relates to an election" in rule 14a-8(i)(8) cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that "relates to an election" in subsequent years as well.[21] The Commission noted, in this regard, that if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily.

A similar analysis should be applied to this Proposal. Specifically, although the inclusion of this Proposal in the Company's proxy materials for the 2008 Annual Meeting would not result in a contested election for the current election, if the Proposal were included in the Company's proxy materials and the proposed bylaw amendment were implemented upon approval by the Company's shareholders, a shareholder would be permitted to submit for inclusion in the Company's materials for subsequent meetings a proposal to amend the Company's bylaws to provide for the inclusion of shareholder nominees in the Company's proxy materials. The Proposal seeks to establish this result, even though a shareholder proposal specifically seeking to implement a process that would provide for the inclusion of shareholder nominees in the Company's proxy materials clearly would be excludable under rule 14a-8(i)(8). Therefore, based upon the interpretation and amendments to rule 14a-8(i)(8) recently established by the Commission, the Proposal is excludable pursuant to rule 14a-8(i)(8) because it seeks to indirectly establish a process for shareholders to wage a future election contest.[22]

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20 *See* the 2007 Final Release.

21 Moreover, the Commission stated that the purpose of rule 14a-8(i)(8), and its interpretation of that rule, is to ensure that contests for election of directors are not conducted without compliance with the Commission's disclosure rules applicable to contested elections. *See* the 2007 Final Release at pages 2-6.

22 *See* JPMorgan Chase & Co. (Feb. 11, 2008); The Bear Stearns Companies Inc. (Feb. 11, 2008); and E*TRADE Financial Corporation (Feb. 11, 2008).

Rules 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13) – The Proposal seeks to establish a procedure to evade the purpose of the substantive exclusions in rule 14a-8(i).

The Proposal, if adopted, would require any future shareholder bylaw amendment proposal that would be "valid under state law," "proper action for stockholders under state law," and "does not deal with a matter relating to the [Company's] ordinary business operations" to be included in the Company's proxy materials. Following the interpretation of rule 14a-8(i)(8) set forth by the Commission in the 2007 Final Release, the determination of whether the Proposal seeks to evade the purpose of the substantive provisions of rule 14a-8(i) requires the consideration of the Proposal's effect in both the current year and "in any subsequent year" to determine whether it is seeking to evade the purpose of the substantive exclusions under rule 14a-8(i). The effect and intent of the Proposal are to establish a process under which, in future years, the Company would be required to include "qualified proposals" in its proxy materials, even though rule 14a-8(i) would permit the exclusion of those future proposals from the Company's proxy materials. As such, the Proposal would establish a procedure that would evade most of the substantive requirements of rule 14a-8(i), including rule 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13). In this regard, if the Proposal were adopted, all "qualified proposals" would be required to be included in the Company's proxy materials. As such, under the Proposal, the Company would be required to include any future "qualified proposal" in its proxy materials, including any "qualified proposals" relating to:

- the redress of a personal grievance against the Company (which otherwise would be excludable in reliance on rule 14a-8(i)(4));

- *de minimus* operations of the Company not otherwise significantly related to the Company's business (which otherwise would be excludable in reliance on rule 14a-8(i)(5));

- a policy or requirement (*e.g.*, requiring directors' independence without providing a mechanism to cure) that the Company lacks the power or authority to implement (which otherwise would be excludable in reliance on rule 14a-8(i)(6));

- a proposal that directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting (which otherwise would be excludable in reliance on rule 14a-8(i)(9));

- the policies or corporate governance matters that the Company has substantially implemented (which otherwise would be excludable in reliance on rule 14a-8(i)(10));

- a proposal that substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting (which otherwise would be excludable in reliance on rule 14a-8(i)(11));

- a proposal dealing with substantially the same subject matter as another proposal or proposals that have been previously included in the Company's proxy materials (within the preceding 5 calendar years) and failed to receive a sufficient percentage of the vote to evidence shareholder interest in the subject matter (which otherwise would be excludable in reliance on one of the three subparagraphs of rule 14a-8(i)(12)); and

- specific amounts of cash or stock dividends (which otherwise would be excludable in reliance on rule 14a-8(i)(13)).

Further, requiring the inclusion of any "qualified proposal" in the Company's proxy materials could result in the inclusion in the Company's proxy materials of "qualified proposals" containing impugning or derogatory statements regarding the Company's officers and directors or statements that are materially false and misleading (which otherwise would be excludable in reliance on rule 14a-8(i)(3)).

Therefore, not only does this Proposal violate rule 14a-8(i)(8), as established and interpreted by the Commission, but it also violates the other substantive bases under which a "qualified proposal" would no longer be excludable by the Company should this Proposal be implemented. Therefore, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rules 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(8), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13), both individually and collectively.

C. The Proposal may be excluded in reliance on rule 14a-8(i)(7) because it relates to the Company's ordinary business matters (*i.e.*, the required disclosure of ordinary business matters in Company filings with the Commission beyond that required by the Commission's rules and regulations).

The Proposal provides only three substantive requirements with regard to the subject matter of a "qualified proposal" -- a "qualified proposal" must be "valid under applicable law," "a proper action for stockholders under state law," and it may not "deal with a matter relating to the [Company's] ordinary business operations." As such, the Proposal requests that the Company seek a shareholder vote on an amendment to the Company's Certificate of Incorporation or Bylaws that would require the Company to include disclosure (*i.e.*, "qualified proposals") in future proxy statements beyond those required to be disclosed/included by rule 14a-8.

In its no-action letter to Johnson Controls (Oct. 26, 1999), the Staff expressed its view that proposals "requesting additional disclosures in Commission-prescribed documents should not be omitted under the 'ordinary business' exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission," but stated that it would "consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7)" (emphasis added).[23] As mentioned above, if implemented, the Proposal would require the Company to include all future "qualified proposals" in its proxy materials so long as the "qualified proposal" was "valid under applicable law," was "a proper action for stockholders under state law" and "deal[t] with a matter relating to the [Company's] ordinary business operations." Following the Staff's position in Johnson Controls, the determination to be made, based on the language of the Proposal, is whether the Proposal (if implemented) could require the Company to include shareholder proposals in future proxy statements that the Company would be permitted to exclude from its proxy materials because they involve "ordinary business operations," as that term is defined in rule 14a-8(i)(7).

In an attempt to address this issue, the language of the Proposal excludes from its definition of "qualified proposals" any shareholder proposal that "deal[s] with a matter relating to the [Company's] ordinary business operations." This language mimics the language in rule 14a-8(i)(7), which permits the exclusion of a proposal if it "deals with a matter relating to the company's ordinary business operations." Despite its use of the same language as that in rule 14a-8(i)(7), the Proposal fails to respond adequately to the Staff's Johnson Controls position because it does not indicate whether the language in the Proposal -- which would be part of the Company's Certificate of Incorporation or Bylaws (if implemented) and, therefore, subject to interpretation under state corporate law -- has the same meaning, and should be interpreted in the same manner, as the language in rule 14a-8(i)(7), which is a federal provision that is subject to interpretation by the Commission, its Staff, and federal courts. In this regard, the meaning of the "ordinary business" exclusion in rule 14a-8(i)(7) has been interpreted countless times by the Staff, has been the subject of numerous Commission rulemakings and interpretations, and has been interpreted by the federal judiciary for over 30 years.

The meaning of the phrase "a matter relating to ordinary business operations" in a company's governing documents, conversely, would be subject to state corporate law interpretation. The Proposal provides no guidance as to whether that state corporate law interpretation should be identical to, broader than, or narrower than the interpretation of the term under federal law. As such, while the Proposal does provide a subject matter limitation on the information it would require to be included (*i.e.*, "qualified proposals") in a document required by Commission rules (*i.e.*, the Company's proxy materials), the failure of that limitation to match the limitation in rule 14a-8(i)(7) results in a failure to equate the subject matter of "qualified

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23 *See also* Exxon Mobil Corporation (Mar. 3, 2007) (omitting pursuant to rule 14a-8(i)(7) a proposal requesting the company to list all proposals, including shareholder proposals, by title on the Notice page of the proxy statement, as relating to ordinary business operations) and Alaska Air Group, Inc. (March 14, 2008) (omitting pursuant to rule 14a-8(i)(7) a proposal seeking the board of directors to amend the company's bylaws and other governing documents to require the company to provide complete identification information on all individuals or parties reported in any communication or report to shareholders, as relating to ordinary business operations).

proposals" to those that may not be omitted in reliance on rule 14a-8(i)(7). As such, the Proposal's subject matter limitation fails to provide any certainty that the requested information may not relate to ordinary business matters that are not *required* to be disclosed in the proxy under the federal proxy rules, including rule 14a-8. Therefore, the Proposal, if implemented, would require the Company to include disclosure in its proxy materials beyond that required under the Commission's rules and the subject matter of that additional information may relate to the Company's ordinary business matters. As such, consistent with the Staff's position in the Johnson Controls, Exxon Mobil, and Alaska Air no-action letters, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rule 14a-8(i)(7), as relating to the Company's ordinary business matters.

D. The Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

The Proposal seeks for EA's Board of Directors to submit to shareholder vote a proposal to amend the Company's Certificate of Incorporation or Bylaws to require the inclusion of "qualified proposals" in the Company's future proxy materials. However, neither the Proposal nor the Supporting Statement provide any guidance as to how such an amendment should operate in relation to (*i.e.*, in opposition to or concurrently with) rule 14a-8.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false and misleading statements in the proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on rule 14a-8(i)(3) to exclude a proposal or portions of the supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also* Philadelphia Electric Company (Jul. 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See* Fuqua Industries, Inc. (March 12, 1991).

The failure of either the Proposal or the Supporting Statement to provide any guidance as to how a process created by the proposed amendment to the Company's Certificate of Incorporation or Bylaws would operate in conjunction with rule 14a-8 renders the Proposal so vague and indefinite that neither the shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

Because the Proposal attempts to create a company-specific approach to the inclusion of shareholder proposals in the Company's proxy materials, shareholders will not be able to determine with any certainty whether the Proposal intends to eliminate the application of rule 14a-8 to the Company.

As evidenced by the rule changes proposed in 1982 that would have amended rule 14a-8 to permit companies to adopt alternative approaches to shareholder proposals, absent amendment to that rule, public companies are not permitted to "opt out" of compliance with rule 14a-8, even if such an opt-out were to be proposed by shareholders. The Proposal, however, would (if implemented) establish an alternative, company-specific approach to shareholder proposals that is fundamentally different from rule 14a-8 and such an "opting out" of the federal proxy rules may be the intended purpose of the Proposal. Indeed, reasonable shareholders may understand that to be the effect of the Proposal. Unfortunately, it is not possible to ascertain whether the Proposal is intended to operate concurrently with rule 14a-8 or supersede rule 14a-8 in its entirety, as neither the Proposal nor the Supporting Statement provide any guidance to shareholders as to its effect in this regard. Because an understanding of this point is critical to permitting shareholders to form any reasonable understanding of the intended operation and effect of the Proposal, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

The Proposal and Supporting Statement are so inherently vague and misleading with regard to the Proposal's operation in conjunction with rule 14a-8 that neither the shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

As discussed above, absent an amendment to rule 14a-8, public companies may not "opt out" of compliance with rule 14a-8. While shareholders will be fundamentally misled as to this point (as discussed in the preceding paragraph), if the Proposal were adopted and the Company were to implement the Proposal, the Company would be required to have two very different shareholder proposal processes -- one that is mandated by the federal proxy rules and one that is unique to the Company and is adopted as an amendment to its Certificate of Incorporation or Bylaws that complies with the terms of the Proposal.

The Proposal's interaction with rule 14a-8 is fundamentally uncertain, as the Proposal attempts to create a company-specific shareholder proposal process that:

- mimics certain of the procedural and substantive requirements of rule 14a-8 (*e.g.*, the required ownership of $2,000 of company securities continuously for one year, the required representation to hold such securities through the date of the annual meeting, the 500-word limitation on proposals, and the requirement that the proposal be "a proper action for stockholders under state law");

- modifies certain of the procedural requirements of rule 14a-8 (*e.g.*, unlike the notice requirement in paragraph (f) of rule 14a-8, the Proposal would not require a notice of all curable failures to meet the procedural requirements of the company-specific process and, unlike the 14-day response period in paragraph (f) of rule 14a-8 for shareholders to cure all curable defects, the Proposal would establish a 21-day response period with regard to proponent eligibility and to enable the Company to "comply with applicable law"); and

- fundamentally alters the subject-matter limitations on the "qualified proposals" that would be required to be included in the Company's proxy materials, as discussed above.

The dual operation of rule 14a-8 and a company-specific approach to shareholder proposals under the Proposal raises a number of fundamental issues regarding the operation of the Proposal that cause the proposal to be so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty those actions that are required. For example:

- The Proposal requires that "to the extent permitted by law" a "qualified proposal" (which is a proposal that is "valid under applicable law") shall be voted on at an annual meeting and included in the Company's proxy materials. However, the Proposal does not provide any context as to how the qualifications "to the extent permitted by law" or "valid under applicable law" are intended to enable the Company to comply with the federal proxy rules.[24] Further, while rule 14a-8 is "applicable" to the Company, it is clear that the Proposal intends to require the inclusion of shareholder proposals in the Company's proxy materials far beyond those required by rule 14a-8 and, therefore, it is fundamentally uncertain as to what it means for a "qualified proposal" to be "valid under applicable law." As neither the shareholders nor the Company will be able to determine with any reasonable certainty manner in which the proposed amendment is intended to interact with rule 14a-8, the meaning of the primary substantive requirement of the Proposal -- that a "qualified proposal" that is "valid under applicable law" be subject to a shareholder vote and included in the proxy materials "to the extent permitted by law" -- is so vague and indefinite that neither the shareholders nor the Company will be able to determine with any reasonable certainty the manner in which the Proposal is intended to operate.[25]

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24 Neither "to the extent permitted by law" nor "valid under applicable law" is a term defined in rule 14a-8; however, paragraphs (i)(1)-(i)(3) relate to the exclusion of proposals that are improper under state law, could cause the company to violate any state, federal, or foreign law, and/or are contrary to the Commission's proxy rules. Presumably, "to the extent permitted by law" is intended to mean that a qualified proposal would not violate (or cause the Company to violate) state, federal (including Commission rules and regulations), or foreign law, thereby encompassing some or all of the substantive restrictions in paragraphs (i)(1)-(i)(3).

25 *See* Peoples Energy Corporation (Nov. 23, 2004) (proposal urging the board of directors to take the necessary steps to amend Peoples Energy's articles of incorporation and bylaws to provide that officers and

- While the Proposal requires that a "qualified proposal" must meet procedural requirements that are similar to those in rule 14a-8, it is not clear how the Proposal's procedural requirements would interact with the procedural requirements in rule 14a-8.[26] This uncertainty is so fundamental to an understanding of the Proposal that neither the shareholders nor the Company will be able to determine with any reasonable certainty the operation of the procedural requirements in the Proposal. The following examples illustrate that the procedural requirements for "qualified proposals" that would be established if the Proposal were implemented that would be fundamentally different from, and inconsistent with, those in rule 14a-8:

  - The procedural requirements that would be included in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal do not include the provisions in rule 14a-8(f) that require a company to provide a proponent with timely notice of all curable deficiencies and permit an opportunity for the proponent to remedy all such deficiencies before it may exclude a proposal. Instead, the procedural requirements for "qualified proposals" that would be included in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal relate only to the time during which a proponent must respond to a company's "reasonable request" for information regarding "eligibility to submit a [q]ualified [p]roposal or to enable the [c]ompany to comply with applicable law." Importantly, those requirements place no limitation on the time period during which the Company may make such a "reasonable request." Accordingly, for example, a "qualified proposal" that failed the 500-word limitation that would be established in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal could be excluded as improper under the Company's Certificate of Incorporation or Bylaws with no requirement that the proponent be made aware of the failure to comply with that requirement or be given an opportunity to cure that failure. Conversely, under the 500-word limitation in rule 14a-8(d), a proposal that failed to comply with that requirement could be excluded properly under rule 14a-8 *only* after appropriate notice and opportunity to cure the failure was provided to the proponent.

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directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" omitted under (i)(3) because the term "reckless neglect" was central to the purpose and intent of the resolution, but had no common meaning and was undefined by the proposal or supporting statement).

26 *See* Berkshire Hathaway Inc. (Mar. 2, 2007) (proposal seeking to restrict Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States omitted under (i)(3) as vague and indefinite -- because, in part, the proposal was drafted broadly so as to encompass all past and future Executive Orders, while the supporting statement focused almost exclusively on Sudan). Similarly here, the Proposal tracks the language and terminology of rule 14a-8 (giving rise to the impression that such terms and phrases should be interpreted as they are under that rule), all the while seeking to implement a shareholder proposal process wholly inconsistent with the framework of the rule.

- The procedure for "qualified proposals" that would be established in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal would not require the Company to provide any notice to a proponent if the Company determined that the proposal did not meet the requirements of a "qualified proposal." Conversely, under rule 14a-8(j), a public company that believes that it is permitted by rule 14a-8 to exclude a proposal from its proxy materials is required to submit a timely notice of that belief (as well as the basis for that belief) to both the Commission and the proponent, with the proponent being given an opportunity to respond to that submission. As discussed above, the Proposal mimics a number of provisions in rule 14a-8 but provides not guidance as to whether those provisions should be interpreted under the Proposal in the same manner as under rule 14a-8. For example, assuming adoption and implementation of the Proposal, the Company may be faced with a situation regarding the interpretation of the requirement that the proposal not relate to "ordinary business operations." If the Company believed that a shareholder proposal could be omitted under rule 14a-8(i)(7), it would be required to provide the Commission and the proponent with its reasoning, with the proponent being given an opportunity to respond and the Commission Staff indicating its views, but if the Company believed that it could omit the proposal because it did not meet the Delaware General Corporation Law standard for "ordinary business operations," it would merely omit the proposal from its proxy materials as improper under its Certificate of Incorporation or Bylaws and would not be required to provide any such notice.

- As discussed above, the Proposal and Supporting Statement are very clear in their intention to require the Company to include shareholder proposals in its proxy materials even where rule 14a-8 would provide a basis for excluding those proposals. However, there is no indication as to whether or not the procedural requirements in the definition of "qualified proposal" are intended to similarly override the procedural requirements in rule 14a-8. The override of the procedural requirements of rule 14a-8 does not appear to be the legal effect of the Proposal because it is likely that the rule 14a-8 procedural requirements (including the notice and remedy provisions) would continue to apply to the Company in its compliance with rule 14a-8.[27] In this regard, the language of the Proposal and the Supporting Statement is so vague and uncertain as to the interaction between the Proposal and rule 14a-8 that neither shareholders nor the Company will be able to

[27] In this regard, rule 14a-8 specifically addresses "when a company *must include* a shareholder's proposal in its proxy statement." And paragraph (a) of rule 14a-8 defines a "proposal" as a shareholder's "recommendation or requirements that the company and/or its board of directors take action, which [a shareholder] intend[s] to present at a meeting of the company's shareholders." Therefore, the Company would have to treat a "qualified proposal" submitted by a shareholder to the Company for inclusion in the proxy, and who intended to present it at the annual meeting, as a rule 14a-8 proposal and any exclusion of the qualified proposal from the proxy for procedural deficiencies would have to meet the procedural requirements of rule 14a-8.

determine with reasonable certainty the effect of adoption of the Proposal on the procedural rights provided to shareholders under rule 14a-8.

For the reasons stated above, both individually and collectively, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rule 14a-8(i)(3) as they are so vague and indefinite that neither shareholders in voting on the Proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

III. Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal and Supporting Statement may be excluded from the Company's proxy materials for the 2008 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned or Rebekah Toton at O'Melveny & Myers LLP at 202-383-5107. Please transmit your response by fax to the undersigned at 202-383-5414. The fax number for the Proponent is 617-812-0554.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Sincerely,

Robert Plesnarski
of O'MELVENY & MYERS LLP

Attachment

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Stephen G. Bené
Senior Vice President, General Counsel, and Secretary
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

EXHIBIT A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

February 20, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Stephen G. Bené
Senior Vice President, General Counsel, and Secretary
Electronic Arts, Incorporated
209 Redwood Shores Parkway
Redwood City, CA, 94065

Re: Shareholder Proposal of Lucian Bebchuk

Dear Stephen G. Bené,

I am the owner of 60 shares of common stock of Electronic Arts Incorporated (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

RESOLVED that stockholders of Electronic Arts, Incorporated recommend that the Board of Directors, to the extent consistent with its fiduciary duties, submit to a stockholder vote an amendment to the Corporation's Certificate of Incorporation or the Corporation's Bylaws that states that the Corporation (1) shall, to the extent permitted by law, submit to a vote of the stockholders at an annual meeting any Qualified Proposal to amend the Corporation's Bylaws; (2) shall, to the extent permitted by law, include any such Qualified Proposal in the Corporation's notice of an annual meeting of the stockholders delivered to stockholders; and (3) shall, to the extent permitted by law, allow stockholders to vote with respect to any such Qualified Proposal on the Corporation's proxy card for an annual meeting of stockholders. "Qualified Proposals" refer in this resolution to proposals satisfying the following requirements:

(a) The proposal was submitted to the Corporation no later than 120 days following the Corporation's preceding annual meeting by one or more stockholders (the "Initiator(s)") that (i) singly or together beneficially owned at the time of submission no less than 5% of the Corporation's outstanding common shares, (ii) represented in writing an intention to hold such shares through the date of the Corporation's annual meeting, and (iii) each beneficially owned continuously for at least one year prior to the submission common shares of the Corporation worth at least $2,000.00;

(b) If adopted, the proposal would effect only an amendment to the Corporation's Bylaws, and would be valid under applicable law;

(c) The proposal is a proper action for stockholders under state law and does not deal with a matter relating to the Corporation's ordinary business operations;

(d) The proposal does not exceed 500 words; and

(e) The Initiator(s) furnished the Corporation within 21 days of the Corporation's request any information that was reasonably requested by the Corporation for determining eligibility of the Initiator(s) to submit a Qualified Proposal or to enable the Corporation to comply with applicable law.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, when stockholders representing more than 5% of the Corporation's common shares wish to have a vote on a Bylaw amendment proposal satisfying the conditions of a Qualified Proposal, it would be desirable to facilitate such a vote. Current and future SEC rules may in some cases allow companies – but do not currently require them – not to place proposals for Bylaw amendments initiated by stockholders in the Corporation's notice of an annual meeting and proxy card for the meeting. Even stockholders who believe that no changes in the Corporation's Bylaws are currently worth adopting should consider voting for my proposal to express support for facilitating stockholders' ability to decide for themselves whether to adopt Bylaw amendments initiated by stockholders. Note that, if the Board of Directors were to submit the proposed change in the Certificate of Incorporation or Bylaws to a stockholder vote, the change would occur only if the stockholders approve it.

I urge you to vote for this proposal.

REQUESTED PROOF OF OWNERSHIP

ELECTRONIC ARTS™

March 3, 2008

SENT VIA OVERNIGHT MAIL AND FACSIMILE TO 617-812-0554

Mr. Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Dear Mr. Bebchuk:

We have received your shareholder proposal, dated February 20, 2008, regarding an amendment to the bylaws of Electronic Arts Inc. ("Electronic Arts" or the "Company").

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the Company's securities entitled to vote at the meeting for at least one year by the date you submitted the proposal. The cover letter accompanying your proposal indicates that you own 60 shares of Electronic Arts common stock; however, because your name does not appear on our records as a registered shareholder, you must submit appropriate proof that you meet these eligibility requirements.

Please provide the Company proof of share ownership that satisfies the requirements of Rule 14a-8. You must prove eligibility (*i.e.*, ownership of at least $2,000 in market value of Electronic Arts common stock for at least one year prior to the date on which you submitted your proposal to the Company) by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins.

Your proof of ownership must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. If the Company does not receive the required proof of ownership within this timeframe, your proposal will not be eligible for inclusion in Electronic Arts' proxy materials.

Sincerely,

Stephen G. Bené
Senior Vice President,
General Counsel and Secretary

Attachment – Copy of Exchange Act Rule 14a-8

cc: Robert Plesnarski
Rebekah J. Toton
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, D.C. 20006

Rule 14a-8 -- Shareholder proposals [17 CFR 240.14a-8].

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1:*** What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2:*** Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7:*** Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8:*** Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9:*** If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials

within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10:*** What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11:*** May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12:*** If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017
646-722-8500 ■ FAX: 646-722 8501

FACSIMILE TRANSMITTAL FORM

March 12, 2008

To:	Stephen G. Bené Senior VP, General Counsel & Secy	Firm:	ELECTRONIC ARTS, INC.
Phone:		Fax:	650-628-1422
CC:	Robert Plesi arski, Esq.		202-383-5414
	Rebekah J. ˈoton, Esq.		202-383-5414

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

From:	Ananda N. Chaudhuri	Fax:	(646) 722-8501
Phone:	(646) 722-8517	Pages (including cover sheet):	3
Re:	*Lucian Bebc.uk*		

Cover Message:

Please see attached.

Thank you.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

March 12, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Stephen G. Bené
Senior Vice President, General Counsel, and Secretary
Electronic Arts, Incorporated
209 Redwood Shores Parkway
Redwood City, CA 94065

Re: Shareholder Proposal of Lucian Bebchuk

Dear Stephen G. Bené,

In response to your letter dated March 3, 2008, please find enclosed a written statement from the record holder of Electronic Arts, Incorporated ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Please let me know if you have any further questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Robert Plesnarski, Esquire (via fax)
Rebekah J. Toton, Esquire (via fax)

charles SCHWAB

March 10, 2008

Lucian Bebchuk
1557 Massachusetts Ave
Cambridge MA 02138

Dear Mr. Bebchuk,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab brokerage account in your name ending in -8029 held: 60 shares of Electronic Arts Inc (symbol: ERTS).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than fifteen months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Specialist
Charles Schwab & Co | Schwab Bank*
54 Mall Rd
Burlington MA 01803

*separate but affiliated companies.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

Grant & Eisenhofer P.A.
485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

April 1, 2008

VIA OVERNIGHT MAIL AND FACSIMILE

Securites and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Electronic Arts, Inc.'s 2008 Proxy Statement

Ladies and Gentlemen,

This letter is submitted on behalf of our client, Lucian Bebchuk ("Bebchuk") in connection with the shareholder proposal which Bebchuk submitted to Electronic Arts, Incorporated ("EA" or the Company") for inclusion in the Company's 2008 Proxy Statement (the "Proposal").

We have received a letter dated March 26, 2008 from EA to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not commence enforcement if the Company excludes the Proposal from its 2008 Proxy Statement (the "No-Action Request"). Please be advised that we intend to submit a response to the No-Action Request, which we will provide to the Commission no later than Wednesday, April 16, 2008.

Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Robert Plesnarski, Esquire (via fax)

G&E
Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

April 18, 2008

VIA EMAIL AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Professor Lucian Bebchuk for Inclusion in Electronic Arts, Inc.'s 2008 Proxy

Ladies and Gentlemen,

This letter is submitted on behalf of our client, Professor Lucian Bebchuk ("Bebchuk"), in response to the letter dated March 26, 2008 (the "No Action Request"), sent on behalf of Electronic Arts, Inc. ("EA" or the "Company") by O'Melveny & Myers LLP, to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that the shareholder proposal submitted by Bebchuk ("Proposal") may be excluded from the Company's 2008 proxy statement pursuant to various subsections of Rule 14a-8(i).

We write to inform you that Prof. Bebchuck has filed a complaint in the United States District Court for the Southern District of New York (attached as Exhibit A), seeking a declaratory judgment and requesting injunctive relief requiring that EA include the Proposal in its 2008 proxy materials. Consequently, consistent with The Division of Corporation Finance: Staff Legal Bulletin No. 14, we ask the Staff to "express no view with respect to the company's intention to exclude the proposal from its proxy materials."

Sincerely,

Michael Barry

cc: Robert Plesnarski, Esquire w/encl.

EXHIBIT A

Judge Hellerstein

08 CV 3716

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW YORK

LUCIAN BEBCHUK, Plaintiff.	
-v.-	Civ. _____
ELECTRONIC ARTS, INCORPORATED Defendant.	

COMPLAINT

Lucian Bebchuk ("Bebchuk" or "Plaintiff"), by his undersigned counsel, alleges as follows:

INTRODUCTION

1. Plaintiff brings this action for a declaratory judgment and injunctive relief to vindicate his rights as a shareholder of Electronic Arts, Incorporated ("EA" or the "Company") to have EA include with its proxy materials a shareholder proposal submitted by Plaintiff (the "Proposal") that EA wrongfully intends to exclude when it issues its 2008 proxy materials in violation of Section 14a of the Securities and Exchange Act (the "Exchange Act") and Rule 14a-8 promulgated thereunder.

2. The Proposal is precatory and requests that the board of directors of EA (the "Board") submit to a shareholder vote an amendment to the Company's certificate of incorporation or bylaws ("Suggested Amendment") that, if approved, would require the Company to include in its annual proxy materials proposals submitted by large shareholders that meet certain procedural and substantive requirements.

JURISDICTION AND VENUE

3. The claim asserted herein arises under and pursuant to Section 14(a) of the Securities and Exchange Act, 15 U.S.C. §78n, and Rule 14a-8, 17 C.F.R. § 240.14a-8, promulgated thereunder.

4. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§1331 and 1337 and Section 27 of the Exchange Act, 15 U.S.C. §78aa.

5. The Court has personal jurisdiction because EA solicits proxies in this District. Furthermore, EA maintains a continuous and systematic presence in this District by, *inter alia*, marketing and selling EA products in the District.

6. Venue is proper in this District pursuant to Section 27 of the Exchange Act because Defendant transacts business in the state and under 28 U.S.C. §1391(b) because Defendant "resides" in the District.

7. In connection with the acts alleged in this complaint, Defendant, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the mails and interstate telephone communications.

THE PARTIES

8. Plaintiff Lucian Bebchuk is the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance and Director of the Program on Corporate Governance at Harvard Law School. He has owned 60 shares of Electronic Arts continuously for over one year and is a resident of Cambridge, MA.

9. EA is a Delaware corporation and maintains its corporate headquarters at Redwood City, CA.

BACKGROUND

A. The Regulatory Scheme

10. Section 14(a) of the Securities Exchange Act of 1934 (the "1934 Act") renders unlawful the solicitation of proxies in violation of the SEC's rules and regulations, which are codified at 17 C.F.R. § 240.14a-1 *et seq.*

11. SEC rules promulgated under the 1934 Act contain a so called "town hall meeting" provision, which grants shareholders a federal law right to have proposals included in corporate proxy materials. *See* Rule 14a-8, 17 C.F.R. § 240.14a-8. Under the town hall meeting rule, if a shareholder proposal meets certain requirements, a company *must* include the shareholder's proposal in the company's proxy statement. 17 C.F.R. ¶ 240.14(a)(m).

12. Rule 14a-8(b)(1) requires, among other things, that to be eligible to submit a proposal, the shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior by the date on which [the shareholder] submit[ted] the proposal." 17 C.F.R. § 240.14a-8(b)(1). Procedurally, the rule requires that shareholder proposals be limited to 500 words (17 C.F.R. § 240.14a-8(d)), and must be submitted to the Company no later than 120 days before the publication of the company's proxy statement. 17 C.F.R. § 240.14a-8(e)(2).

13. If a shareholder satisfies the eligibility and procedural requirements, Rule 14a-8 grants shareholders a federal right to require the company to include the shareholder's proposal in the company's proxy materials, *unless* the proposal falls within thirteen specifically enumerated categories for which the company is not required to include the proposal. These categories are listed in Rule 14a-8(i) as follows:

> (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization; . . .

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject; .

. . .

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

> (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
>
> (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
>
> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
>
> (13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

14. In other words, if a shareholder satisfies the procedural and eligibility requirements for submitting a shareholder proposal, Rule 14a-8 establishes a federal right for that shareholder to require the company to include in its proxy materials a properly submitted proposal, and a company *cannot* exclude a shareholder's proposal from the company's proxy materials unless the company meets its burden of demonstrating that the proposal falls within one of the thirteen enumerated exclusions to the Rule. If the company fails to meet its burden, the company *must* include the proposal in the company's proxy materials.

B. Plaintiffs' Shareholder Proposal

15. On February 20, 2008, Plaintiff Bebchuk submitted the Proposal to EA.

16. Plaintiff is a shareholder of EA, and meets the eligibility requirements for the submission of shareholder proposals to the Company established by SEC Rule 14a-8(b)(1), 17 C.F.R. § 240.14a-8(b)(1). Specifically, at the time he submitted the Proposal, Plaintiff had "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to submitting the Proposal.

17. In submitting the Proposal, Plaintiff complied with the procedural requirements established by SEC Rule 14a-8(d), 17 C.F.R. § 240.14a-8(d), because the Proposal contained fewer than 500 words, and SEC Rule 14a-8(e)(2), 17 C.F.R. § 240.14a-8(e)(2), because the

Proposal was submitted to the Company no later than 120 days before the publication of the Company's proxy statement.

18. The Proposal and Supporting Statement stated:

> RESOLVED that stockholders of Electronic Arts, Incorporated recommend that the Board of Directors, to the extent consistent with its fiduciary duties, submit to a stockholder vote an amendment to the Corporation's Certificate of Incorporation or the Corporation's Bylaws that states that the Corporation (1) shall, to the extent permitted by law, submit to a vote of the stockholders at an annual meeting any Qualified Proposal to amend the Corporation's Bylaws; (2) shall, to the extent permitted by law, include any such Qualified Proposal in the Corporation's notice of an annual meeting of the stockholders delivered to stockholders; and (3) shall, to the extent permitted by law, allow stockholders to vote with respect to any such Qualified Proposal on the Corporation's proxy card for an annual meeting of stockholders. "Qualified Proposals" refer in this resolution to proposals satisfying the following requirements:
>
> (a) The proposal was submitted to the Corporation no later than 120 days following the Corporation's preceding annual meeting by one or more stockholders (the "Initiator(s)") that (i) singly or together beneficially owned at the time of submission no less than 5% of the Corporation's outstanding common shares, (ii) represented in writing an intention to hold such shares through the date of the Corporation's annual meeting, and (iii) each beneficially owned continuously for at least one year prior to the submission common shares of the Corporation worth at least $2,000.00;
>
> (b) If adopted, the proposal would effect only an amendment to the Corporation's Bylaws, and would be valid under applicable law;
>
> (c) The proposal is a proper action for stockholders under state law and does not deal with a matter relating to the Corporation's ordinary business operations;
>
> (d) The proposal does not exceed 500 words; and
>
> (e) The Initiator(s) furnished the Corporation within 21 days of the Corporation's request any information that was reasonably requested by the Corporation for determining eligibility of the Initiator(s) to submit a Qualified Proposal or to enable the Corporation to comply with applicable law.

SUPPORTING STATEMENT:

> Statement of Professor Lucian Bebchuk: In my view, when stockholders representing more than 5% of the Corporation's common shares wish to have a vote on a Bylaw amendment proposal satisfying the conditions of a Qualified Proposal, it would be desirable to facilitate such a vote. Current and future SEC rules may in some cases allow companies – but do not currently require them – not to place proposals for Bylaw amendments initiated by stockholders in the Corporation's notice of an annual meeting and proxy card for the meeting. Even stockholders who believe that no changes in the Corporation's Bylaws are currently worth adopting should consider voting for my proposal to express support for facilitating stockholders' ability to decide for themselves whether to adopt Bylaw amendments initiated by stockholders. Note that, if the Board of Directors were to submit the proposed change in the Certificate of Incorporation or Bylaws to a stockholder vote, the change would occur only if the stockholders approve it.
>
> I urge you to vote for this proposal.

19. A letter accompanying the Proposal from Lucian Bebchuk stated as follows:

> I am the owner of 60 shares of common stock of Electronic Arts Incorporated (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.
>
> Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.
>
> Please let me know if you would like to discuss the Proposal or if you have any questions.

20. In a letter dated March 3, 2008, Electronic Arts informed Plaintiff that it received the Proposal. In that letter, it also requested that Plaintiff send a letter from the record holder of his EA stock verifying that, at the time the Proposal was submitted, Plaintiff continuously held the stock for at least one year.

21. On March 12, 2008, Plaintiff forwarded a letter to EA from Andrew Kling, Client Service Specialist at Charles Schwab, Plaintiff's broker, stating that as of March 10, 2008,

Bebchuk held 60 shares of EA in an individual Charles Schwab brokerage account and continuously held that stock for more than 15 months prior to March 10, 2008.

22. On March 26, 2008, EA submitted, through its counsel O'Melveny & Meyers LLP, a letter ("No Action Request") to the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities Exchange Commission (the "Commission") requesting concurrence of the Staff that the proposal may be excluded from EA's proxy materials for the 2008 Annual Meeting of Stockholders ("2008 Annual Meeting") as well as confirmation that the Staff would not recommend an enforcement action to the Commission if the Company omitted the Proposal from these proxy materials.

C. No Action Process

23. The Division of Corporation Finance: Staff Legal Bulletin No. 14 ("Legal Bulletin No. 14") describes the No-Action process that EA invoked with its No Action Request:

> Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

24. Legal Bulletin No. 14 further states that a No Action Letter from the Staff only reflects the Staff's informal views:

> Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

25. The Staff will not issue a No Action letter when a shareholder pursues his right to include his shareholder proposal in a proxy statement through litigation in the courts. *See* Legal

Bulletin No. 14 ("Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.").

D. The Shareholder Proposal Does Not Violate Rule 14a-8

26. Contrary to EA's statements in the No Action Request, the Proposal may not be properly omitted from the Company's Proxy materials in reliance on the provisions of Rule 14a-8. In fact, Rule 14a-8 requires inclusion of the Proposal.

27. In its No Action Request, EA advanced four arguments that the Proposal may be excluded under Rule 14a-8(i):

a. The Proposal is "contrary to the proxy rules, particularly rule 14a-8;"

b. The Proposal somehow "creates a process" that itself justifies the exclusion of the Proposal under "each such subparagraph of paragraph (i);"

c. The Proposal relates to the Company's "ordinary business" and thus can be excluded under Rule 14a-8(i)(7); and

d. The Proposal is somehow "vague and indefinite" and therefore can be excluded under Ruler 14a-8(i)(3).

Not one of these arguments has any merit.

28. First, EA's argument in its No Action Request that "the Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is contrary to the proxy rules, particularly rule 14a-8" is patently incorrect. EA based its argument on the possibility that, if the Suggested Amendment were ultimately adopted, EA might someday be required to include in its proxy materials proposals that it otherwise would have discretion to exclude under 14a-8(i), and that such requirement would be contrary to rule 14a-8. This assertion is wrong because, among other

things, it is based on a misunderstanding and misconception of Rule 14a-8 and how it applies to the Proposal.

29. Rule 14a-8, like other provisions of the SEC Rules governing the solicitation of proxies, establishes a mandatory federal *minimum* standard for shareholder proposals that companies are required to include in their proxy materials. It does *not*, however, itself provide any prohibition against any shareholder proposals at all. Whereas Rule 14a-(8)(i) *allows* companies to exclude proposals falling within the thirteen categories enumerated in Rule 14a-(8)(i), Rule 14a-(8)(i) does not *force* companies to omit such proposals nor *prohibit* them from including such proposals. Indeed, a company that chooses to include a proposal that the company otherwise may exclude would not be violating the federal proxy rules. And Rule 14a-8 does not purport to limit or restrict a company's ability to act, consistent with state law, to establish internal rules and guidelines through its own corporate instruments, such as its bylaws and certificate of incorporation, that regulate the extent to which and the ways in which the company would exercise the discretion provided in Rule 14a-8 to determine which proposals to include in its proxy materials.

30. Second, the Proposal is itself precatory and would not, even if approved by the shareholders, effect an amendment to the Company's bylaws or certificate of incorporation. Rather, the Proposal merely urges the Company's Board of Directors to take the necessary steps to amend the Company's bylaws to establish rules that would then govern the Company's ability to exercise the discretion provided to it under Rule 14a-8(i) to exclude certain kinds of shareholder proposals. Thus, EA's suggestion in the No-Action Request that the Proposal can be excluded because it would somehow "create a process" that justifies exclusion of the Proposal under "each such subparagraph of paragraph (i)" is completely misplaced.

31. Third, the Proposal does not relate to EA's "ordinary business" and thus cannot be excluded under Rule 14a-8(i)(7). The Proposal relates not to the Company's "ordinary business" but to the adoption of change in a basic governance document of the Company – the Company's bylaws or its certificate of incorporation – that would apply to the basic governance process of by-law amendments. Indeed, the Proposal itself specifically states that a Qualified Proposal may "not deal with a matter relating to the Corporation's ordinary business operations." Therefore, even if the Suggested Amendment were enacted, EA could *still* exclude shareholder proposals that deal with its ordinary business operations from its proxy materials.

32. Finally, the Proposal is neither vague nor indefinite, and thus cannot be excluded in reliance of Rule 14a-8(i)(3). EA's first argument, that the Proposal is "vague" because it would somehow eliminate the application of Rule 14a-8 to the Company is frivolous. The Proposal clearly would *not* eliminate the application of Rule 14a-8 to the Company, but, if approved, would merely urge the Company's directors to establish certain rules governing how the Company would exercise the discretion provided to it under the Rule. The Proposal itself is also highly particularized and details exactly the form of guidelines which, if the Proposal is approved, the shareholders would urge the Board to adopt. There is nothing vague or misleading about the Proposal.

<u>FIRST CLAIM</u>

<u>VIOLATION OF SECTION 14A OF THE SECURITIES EXCHANGE ACT AND RULE 14A-8 PROMULGATED THEREUNDER AGAINST EA</u>

33. Plaintiff repeats and realleges each and every allegation above as if fully set forth herein.

34. The Proposal does not violate the substantive or procedural requirements of Rule

14a-8 and therefore EA is obligated under Rule 14a-8 to include the Proposal in its proxy materials for the 2008 Annual Meeting.

35. EA has stated its opinion that it may legally exclude the Proposal from its proxy materials for the 2008 Annual Meeting in its No Action Request.

36. If EA excludes the Proposal from its Proxy materials, Bebchuk will be denied his legal rights as a stockholder under the 14a-8 town hall rule to inform shareholders about the Proposal through EA's proxy materials for the 2008 Annual Meeting.

37. Plaintiff has no adequate remedy at law and faces imminent and irreparable loss of its rights as a result of EA's belief that it may omit the Proposal from the Company's proxy materials.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff requests that this Court enter a judgment providing the following relief:

A. Declaratory judgment that EA is required to include the Proposal in its 2008 proxy materials in accordance with Section 14(a) of the Securities Exchange Act and Rule 14a-8, 17 C.F.R. §240.14a-8;

B. Injunctive relief compelling EA to include the Proposal in its proxy materials;

C. An order awarding Plaintiff his costs of litigation, including reasonable attorneys' fees, pursuant to the common benefit rule; and

D. Any other relief as the Court deems just and proper.

Dated: April 18, 2008

Jay W. Eisenhofer
Michael J. Barry
GRANT & EISENHOFER, P.A.
Chase Manhattan Centre
1201 N. Market Street
Wilmington, DE 19801
Tel: 302-622-7000
Fax 302-622-7100

Attorneys for Plaintiff

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1999 Avenue of the Stars
Los Angeles, California 90067-6035

TELEPHONE (310) 553-6700
FACSIMILE (310) 246-6779
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TOKYO
WASHINGTON, D.C.

April 28, 2008

By electronic mail (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk

Ladies and Gentlemen:

We submit this correspondence on behalf of our client Electronic Arts Inc. ("EA" or the "Company"), in response to correspondence submitted to the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") on behalf of Lucian Bebchuk (the "Proponent") regarding a request for no-action relief (the "No-Action Request") submitted by the Company on March 26, 2008. That correspondence requests that the Staff "express no view with respect to the company's intention to exclude" the shareholder proposal (the "Proposal") submitted by the Proponent from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proponent's letter dated April 18, 2008 is attached hereto as Exhibit A. The No-Action Request is attached hereto as Exhibit B.

Copies of this correspondence are being sent concurrently to the Proponent and his representatives.

I. Background and Overview

Upon receipt of the Proposal, the Company followed the process that is required by rule 14a-8(j) and submitted the No-Action Request seeking the Staff's concurrence with its view that the Proposal could be omitted from the proxy materials for the 2008 Annual Meeting. The Proponent advised the Staff that he would respond to the No-Action Request by April 16, 2008 and requested that the Staff not respond to the No-Action Request until that time. Although the precedent under rule 14a-8 with regard to the Proposal clearly demonstrates that the Company may omit the Proposal from its proxy materials, consistent with the Staff's long-standing policy of permitting a reasonable time for a proponent to respond to a no-action request, the Staff did not respond. Twenty-four days after the Company submitted the No-Action Request, rather than participating in or allowing completion of the Commission's rule 14a-8 process that he relied upon in submitting the Proposal, the Proponent filed a Complaint in the Southern District of New York seeking an injunction and declaratory relief that his Proposal be included in the proxy materials for the 2008 Annual Meeting (the "Complaint"). On that same day, after previously requesting that the Staff not answer the No-Action Request until the Proponent responded to the Staff, the Proponent's representatives submitted correspondence to the Staff seeking to preclude the Staff from expressing any opinion on the still-pending No-Action Request because it was now the subject of pending litigation.

During this proxy season, the Proponent has used the Commission's rule 14a-8 shareholder proposal process to submit substantially similar proposals to 12 public companies (including EA). Each of those 12 companies determined that rule 14a-8 did not require them to include the proposal in their proxy materials and, *as required by the Commission's rule 14a-8 process,* each of those 12 companies submitted a no-action request to the Staff seeking concurrence in its view that the proposal could be omitted from its proxy materials. The Proponent has never responded to the substance of those no-action requests. Rather, in all 12 instances, the Proponent has abused the Commission's rule 14a-8 process by requiring company action under that process and then, in all 12 instances, taking steps intended to preclude the company from reaching the conclusion of that process at the Commission. Specifically, in all 12 instances, the Proponent has written to the Staff requesting that the Staff not express a view regarding the proposal until he has been afforded an opportunity to respond to the no-action request and then, taking advantage of the Staff's resulting delay in expressing a view on the proposal, he has sought to prevent a response from the Staff or the Commission by either withdrawing the proposal or instigating litigation.

II. <u>The Staff is not Precluded from Responding to the No-Action Request</u>

The Proponent seeks to preclude the Staff from responding to the Company's No-Action Request by citing to the policy guidance stated in Staff Legal Bulletin 14 ("SLB 14"). Specifically, the Proponent refers to Question 9 in Section B of SLB 14, which states:

> "Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials."

The Staff's policy position expressed in SLB 14 is consistent with a number of no-action positions expressed by the Staff. However, neither that policy nor any Commission rule prohibits the Staff or the Commission from expressing a view on a matter that is a current source of litigation before a court of law. We believe that the actions of the Proponent with regard to this Proposal and substantially similar proposals submitted to 11 other public companies during this proxy season demonstrate an abuse of the rule 14a-8 process that demands a response by the Staff or the Commission. We believe that the Staff or the Commission must express a view with regard to the No-Action Request to prevent further abuse of the Commission's rule 14a-8 process by the Proponent.

III. The Commission-Mandated and Commission-Administered Process Regarding Shareholder Proposals

In adopting rule 14a-8 (and modifying that rule numerous times since its original adoption), the Commission has used notice and comment rulemaking to balance the obligations it imposes on companies with the costs that result from those obligations.[1] In rule 14a-8, the Commission mandates that public companies must comply with a process for Commission and Staff pre-determination of the application of rule 14a-8 to each particular shareholder proposal. The Commission's rules do not provide public companies with an opportunity to "opt-out" of rule 14a-8; public companies lack the ability to elect not to comply with the requirements established by the Commission.

As discussed in the Commission's December 2007 Release No. 34-56914, the failure of the Commission and the Staff to administer the rule 14a-8 process would result in inappropriate uncertainty and expense for companies that are attempting to meet the requirements of that process. Specifically, the Commission stated, with regard to the need to respond to the Second Circuit's decision in AFSCME vs. AIG,[2] "[i]naction by the Commission would thus promulgate further uncertainty and leave both shareholders and companies is a position of 'every litigant for himself'...benefit[ing] neither the shareholders nor the companies."[3] The Commission and the Staff are faced with a similar situation here, as inaction would demonstrate the path by which all shareholders with proposals that do not meet the requirements of rule 14a-8 may evade Commission administration of rule 14a-8 and subject companies to uncertainty and expense that is far beyond the intention of the rule.

The Commission's concerns expressed in Release No. 34-56914 are particularly heightened where, as here, a proponent seeks to use the threat of litigation to deter companies from availing themselves of the rule 14a-8 no-action letter process when faced with a proposal that they believe is not in the best interest of their shareholders as a group and is not consistent with the requirements of rule 14a-8. Unless the Commission takes action in this matter by completing the rule 14a-8 process and affording the Company the opportunity to receive concurrence in its omission of the Proposal, the mere threat of litigation is more likely to create uncertainty regarding compliance with rule 14a-8 and, as such, will deter companies from seeking to omit inappropriate shareholder proposals in the future.

---

1 *See* Release No. 34-3347 (Dec. 18, 1942), Release 34-4037 (Dec. 17, 1947), Release No. 34-4185 (Nov. 5, 1948), Release No. 34-4979 (Jan. 6, 1954), Release No. 34-12999 (Nov. 22, 1976), Release No. 34-20091 (Aug. 16, 1983), Release No. 34-40018 (May 21, 1998), and Release No. 34-56914 (Dec. 6, 2007).

2 American Federation of State County and Municipal Employees, Employees Pension Plan ("AFSCME") v. American International Group, Inc. ("AIG"), 462 F.3d 121 (2d Cir. 2006).

3 *See* Exchange Act Release No. 34-56914 (Dec. 6, 2007) (the "2007 Final Release") at page 12.

The failure of the Commission to take action to administer the rule would impose significant uncertainty and expense upon public companies that are merely trying to comply with the rule's requirements. As the Commission stated in Release No. 34-56914:

> *The Commission has a fundamental responsibility to make sure that the rules and regulations it adopts have clear meaning so that the regulated community can conform its conduct accordingly.*[4]

It is, therefore, incumbent upon the Commission to take all appropriate actions to provide for a consistent, national application of rule 14a-8.

IV. The Proponent's Abuse of the Commission's Shareholder Proposal Process Necessitates a Staff or Commission Response to the No-Action Request

During this proxy season, the Proponent has used the Commission's rule 14a-8 shareholder proposal process to submit a substantially similar proposal to 12 public companies. Each of the 12 companies receiving the proposal took the view that rule 14a-8 did not require them to include those proposals and, *as required by the Commission's rule 14a-8 process,* they submitted no-action requests to the Staff seeking to exclude those proposals based upon various substantive bases permitted by rule 14a-8(i). In the first 11 instances, after submitting the proposal and subjecting the company to the time and expense required to comply with the Commission's rule 14a-8 process, the Proponent requested that the Staff not express a view until he had responded. Then, in each instance, the Proponent withdrew his proposal before the Staff could express a view on the merits of each company's no-action letter.[5]

The Proponent modified his proposal slightly and submitted it to a twelfth company -- EA. EA determined that rule 14a-8 did not require the Company to include the Proposal and, *as required by the Commission's rule 14a-8 process,* submitted a no-action request to the Staff. Again, the Proponent requested that the Staff not express a view until he could submit a response to that No-Action Request. Before submitting a response to the Staff, the Proponent filed the Complaint seeking declaratory relief with respect to the arguments set forth by the Company in its request for no-action relief to the Staff. The Proponent then submitted a response to the Staff, in which he demanded that the Staff not express a view on that no-action request.

---

4 *Id.*

5 *See* International Paper Company (Feb. 5, 2008) (proposal withdrawn); Consolidated Edison, Inc. (Feb. 5, 2008) (proposal withdrawn); Omnicom Group Inc. (Feb. 4, 2008) (proposal withdrawn); Xerox Corporation (Feb. 2, 2008) (proposal withdrawn); Time Warner Inc. (Feb. 1, 2008) (proposal withdrawn); The Home Depot, Inc. (Feb. 1, 2008) (proposal withdrawn); The Gap, Inc. (Jan. 31, 2008) (proposal withdrawn); Schering-Plough Corporation (Jan. 31, 2008) (proposal withdrawn); McDonald's Corporation (Jan. 31, 2008) (proposal withdrawn); Exxon Mobil Corporation (Jan. 31, 2008) (proposal withdrawn); and El Paso Corporation (Jan. 23, 2008) (proposal withdrawn).

The Proponent has never submitted substantive correspondence to the Staff explaining his belief as to why his proposal is required to be included in a company's proxy materials pursuant to rule 14a-8. In all 12 instances, the Proponent has used the Commission's rule 14a-8 process to require company action under that process and in all 12 instances he has taken action seeking to preclude the company from reaching the conclusion of that process at the Commission.

The Proponent appears intent on preventing the Staff from expressing an opinion on no-action requests relating to his proposals by requesting a delay in the Staff's participation in the process mandated by the Commission and then either withdrawing the proposal or instigating litigation and claiming that such litigation precludes the Staff from expressing a view on a no-action request that was properly placed before them. The Proponent's manipulation of the rule 14a-8 process demonstrates an effort to remove the Commission and the Staff from administering the rule 14a-8 shareholder proposal process. We believe that the Proponent's actions demonstrate an intentional abuse of the Commission's rule 14a-8 shareholder proposal process that is intended to frustrate the Commission's rulemaking intent and, thus, necessitate a response by the Commission and its Staff.

V. Conclusion

While we believe that the Proponent's Complaint contains a number of inaccuracies regarding the application of rule 14a-8 to the Proposal, it is not the purpose of this correspondence to address those inaccuracies. Rather, we are requesting that the Commission or the Staff merely respond to the No-Action Request that the Commission's rules required the Company to prepare and submit. It is necessary and imperative for the continued effective administration of rule 14a-8 that the Commission or the Staff express a view in response to the No-Action Request and not accept the Proponent's request that they be a silent participant in the continued abuse of the Commission's rule 14a-8 process.

Based on the foregoing and the discussion set forth in the No-Action Request, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's proxy materials for the 2008 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 310-246-6816 or Rebekah Toton at 202-383-5107. Please transmit your response by fax to the undersigned at 310-246-6779. The fax number for the Proponent is 617-812-0554.

Sincerely,

David J. Johnson, Jr.
O'Melveny & Myers, LLP

Attachments

cc: The Honorable Christopher Cox
Chairman, U.S. Securities and Exchange Commission

The Honorable Paul S. Atkins
Commissioner, U.S. Securities and Exchange Commission

The Honorable Kathleen L. Casey
Commissioner, U.S. Securities and Exchange Commission

John W. White, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Michael Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

Stephen G. Bené
Senior Vice President, General Counsel, and Secretary
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

Robert T. Plesnarski
Rebekah J. Toton
O'Melveny & Myers, LLP

EXHIBIT A

G&E
Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

April 18, 2008

VIA EMAIL AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Professor Lucian Bebchuk for Inclusion in Electronic Arts, Inc.'s 2008 Proxy

Ladies and Gentlemen,

This letter is submitted on behalf of our client, Professor Lucian Bebchuk ("Bebchuk"), in response to the letter dated March 26, 2008 (the "No Action Request"), sent on behalf of Electronic Arts, Inc. ("EA" or the "Company") by O'Melveny & Myers LLP, to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that the shareholder proposal submitted by Bebchuk ("Proposal") may be excluded from the Company's 2008 proxy statement pursuant to various subsections of Rule 14a-8(i).

We write to inform you that Prof. Bebchuck has filed a complaint in the United States District Court for the Southern District of New York (attached as Exhibit A), seeking a declaratory judgment and requesting injunctive relief requiring that EA include the Proposal in its 2008 proxy materials. Consequently, consistent with The Division of Corporation Finance: Staff Legal Bulletin No. 14, we ask the Staff to "express no view with respect to the company's intention to exclude the proposal from its proxy materials."

Sincerely,

Michael Barry

cc: Robert Plesnarski, Esquire w/encl.

EXHIBIT A

Judge Hellerstein **08 CV 3716**

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW YORK

LUCIAN BEBCHUK,	:	
Plaintiff.	:	
-v.-	:	Civ. _____
ELECTRONIC ARTS, INCORPORATED	:	
Defendant.	:	

COMPLAINT

Lucian Bebchuk ("Bebchuk" or "Plaintiff"), by his undersigned counsel, alleges as follows:

INTRODUCTION

1. Plaintiff brings this action for a declaratory judgment and injunctive relief to vindicate his rights as a shareholder of Electronic Arts, Incorporated ("EA" or the "Company") to have EA include with its proxy materials a shareholder proposal submitted by Plaintiff (the "Proposal") that EA wrongfully intends to exclude when it issues its 2008 proxy materials in violation of Section 14a of the Securities and Exchange Act (the "Exchange Act") and Rule 14a-8 promulgated thereunder.

2. The Proposal is precatory and requests that the board of directors of EA (the "Board") submit to a shareholder vote an amendment to the Company's certificate of incorporation or bylaws ("Suggested Amendment") that, if approved, would require the Company to include in its annual proxy materials proposals submitted by large shareholders that meet certain procedural and substantive requirements.

JURISDICTION AND VENUE

3. The claim asserted herein arises under and pursuant to Section 14(a) of the Securities and Exchange Act, 15 U.S.C. §78n, and Rule 14a-8, 17 C.F.R. § 240.14a-8, promulgated thereunder.

4. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§1331 and 1337 and Section 27 of the Exchange Act, 15 U.S.C. §78aa.

5. The Court has personal jurisdiction because EA solicits proxies in this District. Furthermore, EA maintains a continuous and systematic presence in this District by, *inter alia*, marketing and selling EA products in the District.

6. Venue is proper in this District pursuant to Section 27 of the Exchange Act because Defendant transacts business in the state and under 28 U.S.C. §1391(b) because Defendant "resides" in the District.

7. In connection with the acts alleged in this complaint, Defendant, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the mails and interstate telephone communications.

THE PARTIES

8. Plaintiff Lucian Bebchuk is the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance and Director of the Program on Corporate Governance at Harvard Law School. He has owned 60 shares of Electronic Arts continuously for over one year and is a resident of Cambridge, MA.

9. EA is a Delaware corporation and maintains its corporate headquarters at Redwood City, CA.

BACKGROUND

A. The Regulatory Scheme

10. Section 14(a) of the Securities Exchange Act of 1934 (the "1934 Act") renders unlawful the solicitation of proxies in violation of the SEC's rules and regulations, which are codified at 17 C.F.R. § 240.14a-1 *et seq.*

11. SEC rules promulgated under the 1934 Act contain a so called "town hall meeting" provision, which grants shareholders a federal law right to have proposals included in corporate proxy materials. *See* Rule 14a-8, 17 C.F.R. § 240.14a-8. Under the town hall meeting rule, if a shareholder proposal meets certain requirements, a company *must* include the shareholder's proposal in the company's proxy statement. 17 C.F.R. ¶ 240.14(a)(m).

12. Rule 14a-8(b)(1) requires, among other things, that to be eligible to submit a proposal, the shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior by the date on which [the shareholder] submit[ted] the proposal." 17 C.F.R. § 240.14a-8(b)(1). Procedurally, the rule requires that shareholder proposals be limited to 500 words (17 C.F.R. § 240.14a-8(d)), and must be submitted to the Company no later than 120 days before the publication of the company's proxy statement. 17 C.F.R. § 240.14a-8(e)(2).

13. If a shareholder satisfies the eligibility and procedural requirements, Rule 14a-8 grants shareholders a federal right to require the company to include the shareholder's proposal in the company's proxy materials, *unless* the proposal falls within thirteen specifically enumerated categories for which the company is not required to include the proposal. These categories are listed in Rule 14a-8(i) as follows:

> (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization; . . .

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject; . . .

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

14. In other words, if a shareholder satisfies the procedural and eligibility requirements for submitting a shareholder proposal, Rule 14a-8 establishes a federal right for that shareholder to require the company to include in its proxy materials a properly submitted proposal, and a company *cannot* exclude a shareholder's proposal from the company's proxy materials unless the company meets its burden of demonstrating that the proposal falls within one of the thirteen enumerated exclusions to the Rule. If the company fails to meet its burden, the company *must* include the proposal in the company's proxy materials.

B. Plaintiffs' Shareholder Proposal

15. On February 20, 2008, Plaintiff Bebchuk submitted the Proposal to EA.

16. Plaintiff is a shareholder of EA, and meets the eligibility requirements for the submission of shareholder proposals to the Company established by SEC Rule 14a-8(b)(1), 17 C.F.R. § 240.14a-8(b)(1). Specifically, at the time he submitted the Proposal, Plaintiff had "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to submitting the Proposal.

17. In submitting the Proposal, Plaintiff complied with the procedural requirements established by SEC Rule 14a-8(d), 17 C.F.R. § 240.14a-8(d), because the Proposal contained fewer than 500 words, and SEC Rule 14a-8(e)(2), 17 C.F.R. § 240.14a-8(e)(2), because the

Proposal was submitted to the Company no later than 120 days before the publication of the Company's proxy statement.

18. The Proposal and Supporting Statement stated:

> RESOLVED that stockholders of Electronic Arts, Incorporated recommend that the Board of Directors, to the extent consistent with its fiduciary duties, submit to a stockholder vote an amendment to the Corporation's Certificate of Incorporation or the Corporation's Bylaws that states that the Corporation (1) shall, to the extent permitted by law, submit to a vote of the stockholders at an annual meeting any Qualified Proposal to amend the Corporation's Bylaws; (2) shall, to the extent permitted by law, include any such Qualified Proposal in the Corporation's notice of an annual meeting of the stockholders delivered to stockholders; and (3) shall, to the extent permitted by law, allow stockholders to vote with respect to any such Qualified Proposal on the Corporation's proxy card for an annual meeting of stockholders. "Qualified Proposals" refer in this resolution to proposals satisfying the following requirements:
>
> (a) The proposal was submitted to the Corporation no later than 120 days following the Corporation's preceding annual meeting by one or more stockholders (the "Initiator(s)") that (i) singly or together beneficially owned at the time of submission no less than 5% of the Corporation's outstanding common shares, (ii) represented in writing an intention to hold such shares through the date of the Corporation's annual meeting, and (iii) each beneficially owned continuously for at least one year prior to the submission common shares of the Corporation worth at least $2,000.00;
>
> (b) If adopted, the proposal would effect only an amendment to the Corporation's Bylaws, and would be valid under applicable law;
>
> (c) The proposal is a proper action for stockholders under state law and does not deal with a matter relating to the Corporation's ordinary business operations;
>
> (d) The proposal does not exceed 500 words; and
>
> (e) The Initiator(s) furnished the Corporation within 21 days of the Corporation's request any information that was reasonably requested by the Corporation for determining eligibility of the Initiator(s) to submit a Qualified Proposal or to enable the Corporation to comply with applicable law.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, when stockholders representing more than 5% of the Corporation's common shares wish to have a vote on a Bylaw amendment proposal satisfying the conditions of a Qualified Proposal, it would be desirable to facilitate such a vote. Current and future SEC rules may in some cases allow companies – but do not currently require them – not to place proposals for Bylaw amendments initiated by stockholders in the Corporation's notice of an annual meeting and proxy card for the meeting. Even stockholders who believe that no changes in the Corporation's Bylaws are currently worth adopting should consider voting for my proposal to express support for facilitating stockholders' ability to decide for themselves whether to adopt Bylaw amendments initiated by stockholders. Note that, if the Board of Directors were to submit the proposed change in the Certificate of Incorporation or Bylaws to a stockholder vote, the change would occur only if the stockholders approve it.

I urge you to vote for this proposal.

19. A letter accompanying the Proposal from Lucian Bebchuk stated as follows:

I am the owner of 60 shares of common stock of Electronic Arts Incorporated (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

20. In a letter dated March 3, 2008, Electronic Arts informed Plaintiff that it received the Proposal. In that letter, it also requested that Plaintiff send a letter from the record holder of his EA stock verifying that, at the time the Proposal was submitted, Plaintiff continuously held the stock for at least one year.

21. On March 12, 2008, Plaintiff forwarded a letter to EA from Andrew Kling, Client Service Specialist at Charles Schwab, Plaintiff's broker, stating that as of March 10, 2008,

Bebchuk held 60 shares of EA in an individual Charles Schwab brokerage account and continuously held that stock for more than 15 months prior to March 10, 2008.

22. On March 26, 2008, EA submitted, through its counsel O'Melveny & Meyers LLP, a letter ("No Action Request") to the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities Exchange Commission (the "Commission") requesting concurrence of the Staff that the proposal may be excluded from EA's proxy materials for the 2008 Annual Meeting of Stockholders ("2008 Annual Meeting") as well as confirmation that the Staff would not recommend an enforcement action to the Commission if the Company omitted the Proposal from these proxy materials.

C. No Action Process

23. The Division of Corporation Finance: Staff Legal Bulletin No. 14 ("Legal Bulletin No. 14") describes the No-Action process that EA invoked with its No Action Request:

> Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

24. Legal Bulletin No. 14 further states that a No Action Letter from the Staff only reflects the Staff's informal views:

> Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

25. The Staff will not issue a No Action letter when a shareholder pursues his right to include his shareholder proposal in a proxy statement through litigation in the courts. *See* Legal

Bulletin No. 14 ("Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.").

D. The Shareholder Proposal Does Not Violate Rule 14a-8

26. Contrary to EA's statements in the No Action Request, the Proposal may not be properly omitted from the Company's Proxy materials in reliance on the provisions of Rule 14a-8. In fact, Rule 14a-8 requires inclusion of the Proposal.

27. In its No Action Request, EA advanced four arguments that the Proposal may be excluded under Rule 14a-8(i):

a. The Proposal is "contrary to the proxy rules, particularly rule 14a-8;"

b. The Proposal somehow "creates a process" that itself justifies the exclusion of the Proposal under "each such subparagraph of paragraph (i);"

c. The Proposal relates to the Company's "ordinary business" and thus can be excluded under Rule 14a-8(i)(7); and

d. The Proposal is somehow "vague and indefinite" and therefore can be excluded under Ruler 14a-8(i)(3).

Not one of these arguments has any merit.

28. First, EA's argument in its No Action Request that "the Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is contrary to the proxy rules, particularly rule 14a-8" is patently incorrect. EA based its argument on the possibility that, if the Suggested Amendment were ultimately adopted, EA might someday be required to include in its proxy materials proposals that it otherwise would have discretion to exclude under 14a-8(i), and that such requirement would be contrary to rule 14a-8. This assertion is wrong because, among other

things, it is based on a misunderstanding and misconception of Rule 14a-8 and how it applies to the Proposal.

29. Rule 14a-8, like other provisions of the SEC Rules governing the solicitation of proxies, establishes a mandatory federal *minimum* standard for shareholder proposals that companies are required to include in their proxy materials. It does *not*, however, itself provide any prohibition against any shareholder proposals at all. Whereas Rule 14a-(8)(i) *allows* companies to exclude proposals falling within the thirteen categories enumerated in Rule 14a-(8)(i), Rule 14a-(8)(i) does not *force* companies to omit such proposals nor *prohibit* them from including such proposals. Indeed, a company that chooses to include a proposal that the company otherwise may exclude would not be violating the federal proxy rules. And Rule 14a-8 does not purport to limit or restrict a company's ability to act, consistent with state law, to establish internal rules and guidelines through its own corporate instruments, such as its bylaws and certificate of incorporation, that regulate the extent to which and the ways in which the company would exercise the discretion provided in Rule 14a-8 to determine which proposals to include in its proxy materials.

30. Second, the Proposal is itself precatory and would not, even if approved by the shareholders, effect an amendment to the Company's bylaws or certificate of incorporation. Rather, the Proposal merely urges the Company's Board of Directors to take the necessary steps to amend the Company's bylaws to establish rules that would then govern the Company's ability to exercise the discretion provided to it under Rule 14a-8(i) to exclude certain kinds of shareholder proposals. Thus, EA's suggestion in the No-Action Request that the Proposal can be excluded because it would somehow "create a process" that justifies exclusion of the Proposal under "each such subparagraph of paragraph (i)" is completely misplaced.

31. Third, the Proposal does not relate to EA's "ordinary business" and thus cannot be excluded under Rule 14a-8(i)(7). The Proposal relates not to the Company's "ordinary business" but to the adoption of change in a basic governance document of the Company – the Company's bylaws or its certificate of incorporation – that would apply to the basic governance process of by-law amendments. Indeed, the Proposal itself specifically states that a Qualified Proposal may "not deal with a matter relating to the Corporation's ordinary business operations." Therefore, even if the Suggested Amendment were enacted, EA could *still* exclude shareholder proposals that deal with its ordinary business operations from its proxy materials.

32. Finally, the Proposal is neither vague nor indefinite, and thus cannot be excluded in reliance of Rule 14a-8(i)(3). EA's first argument, that the Proposal is "vague" because it would somehow eliminate the application of Rule 14a-8 to the Company is frivolous. The Proposal clearly would *not* eliminate the application of Rule 14a-8 to the Company, but, if approved, would merely urge the Company's directors to establish certain rules governing how the Company would exercise the discretion provided to it under the Rule. The Proposal itself is also highly particularized and details exactly the form of guidelines which, if the Proposal is approved, the shareholders would urge the Board to adopt. There is nothing vague or misleading about the Proposal.

FIRST CLAIM

VIOLATION OF SECTION 14A OF THE SECURITIES EXCHANGE ACT AND RULE 14A-8 PROMULGATED THEREUNDER AGAINST EA

33. Plaintiff repeats and realleges each and every allegation above as if fully set forth herein.

34. The Proposal does not violate the substantive or procedural requirements of Rule

14a-8 and therefore EA is obligated under Rule 14a-8 to include the Proposal in its proxy materials for the 2008 Annual Meeting.

35. EA has stated its opinion that it may legally exclude the Proposal from its proxy materials for the 2008 Annual Meeting in its No Action Request.

36. If EA excludes the Proposal from its Proxy materials, Bebchuk will be denied his legal rights as a stockholder under the 14a-8 town hall rule to inform shareholders about the Proposal through EA's proxy materials for the 2008 Annual Meeting.

37. Plaintiff has no adequate remedy at law and faces imminent and irreparable loss of its rights as a result of EA's belief that it may omit the Proposal from the Company's proxy materials.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff requests that this Court enter a judgment providing the following relief:

A. Declaratory judgment that EA is required to include the Proposal in its 2008 proxy materials in accordance with Section 14(a) of the Securities Exchange Act and Rule 14a-8, 17 C.F.R. §240.14a-8;

B. Injunctive relief compelling EA to include the Proposal in its proxy materials;

C. An order awarding Plaintiff his costs of litigation, including reasonable attorneys' fees, pursuant to the common benefit rule; and

D. Any other relief as the Court deems just and proper.

Dated: April 18, 2008

Jay W. Eisenhofer
Michael J. Barry
GRANT & EISENHOFER, P.A.
Chase Manhattan Centre
1201 N. Market Street
Wilmington, DE 19801
Tel: 302-622-7000
Fax 302-622-7100

Attorneys for Plaintiff

EXHIBIT B

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TOKYO

March 26, 2008

OUR FILE NUMBER
247,981-011

WRITER'S DIRECT DIAL
(202) 383-5149

WRITER'S E-MAIL ADDRESS
rplesnarski@omm.com

By electronic mail (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: ***Shareholder Proposal Submitted by Lucian Bebchuk***

Ladies and Gentlemen:

We submit this letter on behalf of our client Electronic Arts Inc., a Delaware corporation ("***EA***" or the "***Company***") requesting confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Lucian Bebchuk (the "***Proponent***") from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "***2008 Annual Meeting***"). The Proponent's letter setting forth the Proposal and Supporting Statement is attached hereto as Exhibit A.

Pursuant to rule 14a-8(j), we have:

- enclosed six copies of this letter and the related exhibit;
- filed this letter with the Commission no later than eighty (80) calendar days before EA intends to file its definitive 2008 proxy materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

I. Summary of the Proposal

The Proposal recommends that EA's Board of Directors submit to a stockholder vote an amendment to the Company's Certificate of Incorporation or Bylaws, to the extent consistent with its fiduciary duties, that states the Company shall, to the extent permitted by law, submit to a vote of stockholders at any annual meeting, include in the Company's notice of any such annual meeting, and allow stockholders to vote on the Company's proxy card for any "qualified proposal" to amend the Company's bylaws. For purposes of the Proposal, a "qualified proposal" would be a proposal that:

- was submitted by one or more stockholders to the Company no later than 120 days following the Company's preceding annual meeting;
- was submitted by a proponent (or proponents) that individually or together beneficially own (at the time of submission) no less than 5% of the Company's outstanding common stock, represented in writing an intention to hold such stock through the date of the Company's annual meeting date, and each proponent had been the continuous beneficial owner of $2,000 of the Company's common stock for at least one year prior to the date of submission;
- would effect only an amendment to the Company's bylaws that would be valid under state law;
- was proper action for stockholders under state law;
- would not deal with a matter relating to the Company's "ordinary business operations";
- did not "exceed 500 words"; and
- the proponent(s) of the proposal furnished the Company within 21 days of the Company's request, any information that was reasonably requested by the Company for determining the eligibility of the proponent(s) to submit a "qualified proposal" or to enable the Company "to comply with applicable law."

II. Bases for Excluding the Proposal

The Proposal may be properly omitted from the Company's proxy materials for the 2008 Annual Meeting for the following reasons:

- the Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is contrary to the proxy rules, particularly rule 14a-8;

- because the Proposal would create a process by which the Company would be required to include future proposals that may be omitted in reliance on paragraph (i) of rule 14a-8, it would merely do indirectly what a proposal could not do directly -- require a shareholder proposal to be included in the Company's proxy materials even if it could be omitted in reliance on one of the subparagraphs of paragraph (i) -- and, as such, the Proposal may be excluded in reliance on rules 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(8), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13);

- the Proposal may be excluded in reliance on rule 14a-8(i)(7) because it relates to the Company's ordinary business matters (*i.e.*, would require disclosure of ordinary business matters in Company filings with the Commission beyond that which is required by Commission rules and regulations); and

- the Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it, would be able to determine with any reasonable certainty what actions are required.

Each of the bases upon which the Company may properly omit the Proposal from its proxy materials for the 2008 Annual Meeting is discussed below.

A. The Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is contrary to the proxy rules, particularly rule 14a-8.

Section 14(a) of the Exchange Act provides the Commission with broad rulemaking authority regarding the regulation of proxy solicitations, stating that "[i]t shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title." The Commission exercised its authority under Section 14(a) to adopt rule 14a-8. In adopting rule 14a-8 (and modifying that rule numerous times since its original adoption), the Commission used notice and comment rulemaking to balance the federally-imposed obligations on companies that are soliciting proxy authority with the costs that result from those obligations.[1] In connection with the adoption of the federal proxy rules, the

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1 In 1942, the Commission first addressed the issue of shareholder proposals in a formal rulemaking. Specifically, the Commission adopted rule X-14A-7 regarding the duty of management to set forth shareholder proposals in the company's proxy. *See* Release No. 34-3347 (Dec. 18, 1942). This rule allowed that "[i]n the event that a qualified security holder of the issuer has given the management reasonable notice that such security holder intends to present for action at a meeting of security holders of the issuer a proposal which is a proper subject for action by the security holders, the management shall set forth the proposal and provide means by which security holders can make a specification as provided in Rule X-14A-2" (*i.e.*, on the proxy card). Since the adoption of this initial rule, the Commission has

Commission has recognized the interplay between state and federal law in the proxy solicitation context and has adopted a balance between state and federal law that it believes to be appropriate.

Rule 14a-8(i)(3) was adopted in 1976 to codify the formerly assumed ability of companies to exclude shareholder proposals that are contrary to any of the proxy rules. In this regard, when the Commission sought comments on its proposal of what is now rule 14a-8(i)(3), it stated:

> "The Commission is aware that on many occasions in the past proponents have submitted proposals and/or supporting statements that contravene one or more of its proxy rules and regulations. Most often, this situation has occurred when proponents have submitted items that contain false or misleading statements. Statements of that nature are prohibited from inclusion in proxy soliciting materials by Rule 14a-9 of the proxy rules. Other rules that occasionally have been violated are Rule 14a-4 concerning the form of an issuer's proxy card, and Rule 14a-11 relating to contests for the election of directors.
>
> In light of the foregoing, the Commission proposes to add a new subparagraph [(i)(3)] to Rule 14a-8 expressly providing that a proposal or supporting statement may not be contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. This provision, if adopted, would simply formalize a ground for omission that the Commission believes is inherent in the existing rule."[2]

In 1982, the Commission proposed amendments to rule 14a-8 that would have permitted companies and their shareholders to establish a company-specific shareholder proposal process that would have been substantially similar to that set forth in the Proposal. In these proposed amendments, the Commission proposed a supplemental rule ("rule 14a-8A") that would have permitted a company and its shareholders to adopt a company-specific alternative procedure to govern the shareholder proposal process.[3]

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addressed the proper requirements and balance of shareholder access to management's proxy and the burden on issuers a number of times, including the adoption of amendments to the rule in Release 34-4037 (Dec. 17, 1947), Release No. 34-4185 (Nov. 5, 1948), Release No. 34-4979 (Jan. 6, 1954), Release No. 34-12999 (Nov. 22, 1976), Release No. 34-20091 (Aug. 16, 1983), Release No. 34-40018 (May 21, 1998), and Release No. 34-56914 (Dec. 6, 2007).

2 *See* Exchange Act Release No. 12598 (July 7, 1976).

3 *See* Proposal II in "Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release 34-19135 (October 14, 1982) (the "1982 Proposing Release").

In the 1982 Proposing Release, the Commission proposed an additional alternative approach to the rule 14a-8 process whereby all proposals that were proper under state law and not relating to the election of directors would be included in a company's proxy materials, subject to a numerical limitation.[4] This proposed alternative arose, in part, from the recognition that the shareholder proposal process is an important element of shareholder democracy, and a desire to create a simpler and more predictable regulatory process.[5]

In the 1983 release adopting changes to rule 14a-8 based on proposals in the 1982 Proposing Release,[6] the Commission elected to retain the framework of rule 14a-8, incorporating certain revisions designed principally to remove procedural provisions that were not required to further the purpose of the rule and to clarify and simplify the application of the rule. In taking its action in 1983, the Commission stated:

> "After review of the constructive and detailed views of the commentators and after consideration of the issues presented in the [1982] Proposing Release, the Commission has determined that shareholder access to issuers' proxy materials is appropriate and that federal provision of that access is in the best interests of shareholders and issuers alike. Moreover, based on the overwhelming support of the commentators and the Commission's own experience, the Commission has determined that the basic framework of current Rule 14a-8 provides a fair and efficient mechanism for the security holder proposal process, and ... should serve the interests of shareholders and issuers well."[7]

The Commission's actions in 1983, as well as its statements explaining the bases for those actions, clearly evidence the Commission's determination that the Commission adopted rule 14a-8 (and subsequently modified it to include the provisions of paragraph (i)) because the Commission believed that the "basic framework" of the rule "provides a fair and efficient mechanism for the security holder proposal process" and that the "federal provision of the [shareholder] access is in the best interests of shareholders and issuers alike."[8]

In addressing and reacting to the 2006 Second Circuit decision in AFSCME v. AIG (discussed in greater detail in Section II.B below),[9] the Commission recently reconsidered the

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4 *See* Proposal III in the 1982 Proposing Release.

5 *Id.*

6 *See* Exchange Act Release No. 34-20091 (August 16, 1983).

7 *Id.* at pages 6-7.

8 *Id.*

9 American Federation of State County and Municipal Employees, Employees Pension Plan ("AFSCME") v. American International Group, Inc. ("AIG"), 462 F.3d 121 (2d Cir. 2006).

proper role of the Commission and rule 14a-8 in the proxy process.[10] In determining the appropriate response to the Second Circuit's decision, the Commission again emphasized the importance of the federally established procedures for shareholder access.[11] Indeed, the 2007 release proposing certain amendments to rule 14a-8 began by noting that Congress intended to give the Commission power to control the conditions under which proxies may be solicited, and that this authority encompassed "both disclosure and mechanics."[12] The amendments to rule 14a-8(i)(8) proposed in the 2007 Proposing Release and later adopted by the Commission were intended to prevent shareholders from usurping that authority by establishing the excludability of shareholder proposals creating procedures that would require a company to include certain shareholder nominees in its proxy materials.[13] Making clear that rule 14a-8(i)(8) would bar such proposals, these amendments changed the language of the rule to include not just proposals "relat[ing] to an election for membership on the company's board...," but also proposals relating to "procedures" for nomination or election to the board.[14] In disallowing such proposals, the Commission discussed the "numerous protections of the federal proxy rules," and also noted the "critical importance" of the anti-fraud protection afforded by rule 14a-9.[15] As it did in 1983, the Commission found that circumvention of the federal proxy rules -- even by a shareholder's own proposal -- was not in the best interests of shareholders.

As noted above, the Commission adopted rule 14a-8 pursuant to its authority under Section 14(a) of the Exchange Act and has modified that rule many times. Rule 14a-8 specifies "when a company *must include* a shareholder's proposal in its proxy statement and...[the] few specific circumstances [under which] the company is *permitted to exclude* [a] proposal, but only after submitting its reasons to the Commission" (emphasis added).[16] Under the current version of rule 14a-8, companies are *required* to include a shareholder proposal in their proxy materials *only if*: (1) the proposal is submitted in accordance with the procedural requirements of rule 14a-8; and (2) rule 14a-8(i) does not *permit* the company to exclude the proposal. Contrary to this intended

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10 *See* http://www.sec.gov/divisions/corpfin/cfroundtables.shtml for transcripts of the May 2007 Roundtable Discussions Regarding the Proxy Process and http://www.sec.gov/news/testimony/2007/ts111407cc.htm for a transcript of Chairman Christopher Cox's testimony before the U.S. Senate Committee on Banking, Housing, and Urban Affairs on Nov. 14, 2007.

11 *See* Exchange Act Release No. 34-56914 (Dec. 6, 2007) (the "2007 Final Release").

12 Exchange Act Release No. 34-56161 (July 27, 2007) (the "2007 Proposing Release") at page 3 (internal quotation omitted).

13 *See* the 2007 Final Release at pages 16-19.

14 *Id.* at pages 16-17.

15 *Id.* at pages 2-3, 5, 22.

16 *See* rule 14a-8.

operation of rule 14a-8, the Proposal attempts to use the rule 14a-8 process, under which companies are required to include proposals unless they are permitted to exclude them pursuant to the terms of the rule, to require the inclusion of *all* "qualified proposals" *permitted by* federal or state law, subject only to certain limitations set forth in the Proposal, namely:

1. certain procedural requirements that are similar to, but not the same as, those currently set forth paragraphs (b)-(e) of rule 14a-8; and

2. three substantive requirements that:

    a. the "qualified proposal" for a bylaw amendment would be "valid under applicable law";

    b. the "qualified proposal" for a bylaw amendment is a proper action for stockholders under state law; and

    c. the "qualified proposal" for a bylaw amendment does not deal with a matter relating to the Company's "ordinary business operations."

The Supporting Statement confirms the Proponent's intent that a bylaw amendment adopted under the Proposal would require the Company to include shareholder proposals in its proxy materials beyond those that currently are required under rule 14a-8. Specifically, the Supporting Statement states that "[c]urrent and future SEC rules may in some cases allow companies -- but do not currently require them -- not to place proposals for Bylaw amendments initiated by stockholders in the [Company's] notice of an annual meeting and proxy card for the meeting." Consistent with this language, the Proposal seeks to require the Company to include "qualified proposals" on substantive matters that far exceed the boundaries of rule 14a-8(i). For example, the bylaw amendments that would be permitted under the Proposal would *require* the Company to include any future shareholder "qualified proposal," which would include (but not be limited to) proposed bylaw amendments relating to:

- the redress of a personal grievance against the Company (which otherwise would be excludable in reliance on rule 14a-8(i)(4));

- *de minimus* operations of the Company not otherwise significantly related to the Company's business (which otherwise would be excludable in reliance on rule 14a-8(i)(5));

- a nomination or an election for membership on the Company's board of directors or analogous governing body or a procedure for such nomination or election (which otherwise would be excludable in reliance on rule 14a-8(i)(8)); and

- a matter addressed in a proposal that directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting (which otherwise would be excludable in reliance on rule 14a-8(i)(9)).

Because the Proposal would *require* the Company to include bylaw amendment proposals in its proxy materials even where the Company would be permitted to exclude those bylaw amendment proposals in reliance on rule 14a-8, the Proposal is contrary to the federal proxy rules. As such, the Company may omit the Proposal from its proxy materials in reliance on rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules, particularly rule 14a-8.

Consistent with our view that the Company may omit the Proposal in reliance on rule 14a-8(i)(3), the Staff expressed its view in its 2004 no-action letter to State Street Corporation that the company was permitted to exclude, pursuant to rule 14a-8(i)(3), a proposal seeking an amendment to a company's bylaws that would require any future bylaw amendment proposed by stockholders to be included in the company's proxy statement and every future change to the bylaws to be required to be included in the company's proxy statement for stockholder ratification or rejection.[17] In reaching this position, the Staff concluded that such a proposal, which was substantially similar to the Proposal and had the same effect and intent as the Proposal, was contrary to the Commission's proxy rules, including rule 14a-8.

In the State Street no-action request, the company expressed its view that "[t]he authority to regulate what is required or permitted in a proxy statement or on a form of proxy, however, is vested exclusively in the Commission under Section 14 of the 1934 Act and is expressed in related Rules and in Regulation 14A... [and the proposal's] attempt to clothe stockholders with rights of access to the Company's proxy statement and form of proxy absent compliance with Rule 14a-8 is flatly inconsistent with the scheme for access to the corporate electoral machinery that the Commission has carefully crafted, including under Rule 14a-8."[18] Further, citing to Exchange Act Release No. 34-20091 (Aug. 16, 1983) and Exchange Act Release No. 34-40018 (May 21, 1998), the company expressed its view that the Commission's refusal to adopt rules that reduce its oversight role in favor of more autonomous shareholders would "make no sense" if shareholders could eliminate the Commission's oversight role through submissions such as this proposal. The Staff concurred with the company's belief that the proposal could be omitted from its proxy materials in reliance on rule 14a-8(i)(3), as contrary to the Commission's proxy rules.

In the current Proposal, the Proponent is seeking to create an end run around rule 14a-8 that is nearly identical to the proposal in State Street. The supporting statement to the proposal in State Street stated that the power to amend the bylaws is "a time-honored tool by which

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17 *See* State Street Corporation (Feb. 3, 2004) ("State Street").

18 *Id.*

shareholders can protect their investment," and that State Street's decisions not to include bylaw amendment proposals on its proxy card imposed on shareholders' exercise of these rights.[19] Similarly, the Proponent in his Supporting Statement opines that stockholders "should consider voting for my proposal to express support for facilitating stockholders' ability to decide for themselves whether to adopt Bylaw amendments initiated by stockholders."

As noted above, the Commission has spoken clearly regarding the role of the federal proxy rules -- including rule 14a-8 -- in the proxy solicitation process, as well as the role of the Staff in the administration of those proxy rules. In 2007, the Commission reassessed the interaction of state and federal law in connection with the solicitation of proxies and reaffirmed its view that it was appropriate to have a nationwide standard -- as expressed in rule 14a-8 -- for the determination of those shareholder proposals that are required to be included in a company's proxy materials. Further, in its letter to State Street, the Staff addressed the operation of rule 14a-8 with regard to a shareholder proposal that, like the Proposal, was intended to establish a process outside of the federal proxy rules that would ease or more readily allow for the exercise of shareholders' rights under state law. In its letter to State Street, consistent with Commission's statements regarding rule 14a-8, the Staff concurred with the view of the company that it could exclude the shareholder proposal in reliance on rule 14a-8(i)(3) as contrary to the federal proxy rules, including rule 14a-8.

Based on the Commission's longstanding position regarding the intended operation of rule 14a-8 and its role as a uniform standard for the inclusion of shareholder proposals in a company's proxy materials, including the Commission's reaffirmation of that position in 2007, as well as the previously expressed position of the Staff regarding the application of rule 14a-8 to a substantially similar shareholder proposal, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rule 14a-8(i)(3) as contrary to the federal proxy rules, particularly rule 14a-8.

B. Because the Proposal would create a process by which the Company would be required to include proposals that may be omitted in reliance on paragraph (i) of rule 14a-8, it would merely do indirectly what a proposal could not do directly -- require a shareholder proposal to be included in the Company's proxy materials even if it could be omitted in reliance on a subparagraph of paragraph (i) -- and, as such, the Proposal may be excluded in reliance on each such subparagraph of paragraph (i).

In seeking to establish a process by which EA would be required to include all future "qualified proposals" in its proxy materials, the Proposal would require the Company to include shareholder proposals that could be omitted in reliance on most, if not all, of the subparagraphs of rule 14a-8(i). We provide a summary of these subparagraphs below. Due to the similarities

19 *Id.*

among the interaction of the Proposal and the subparagraphs of rule 14a-8(i), we have grouped those subparagraphs for ease of discussion.

The Proposal would create a process under which a future "qualified proposal" could establish a procedure for the nomination or election of members on EA's Board of Directors and, as such, may be excluded in reliance on rule 14a-8(i)(8).

The Commission recently amended rule 14a-8(i)(8)[20] in response to the 2006 decision in AFSCME v. AIG -- in which the Second Circuit agreed with the Staff's view that companies were not required to include in their proxy materials any shareholder proposals that would result in an immediate election contest, but disagreed with the Staff's view that companies were not required to include in their proxy materials any shareholder proposals that would establish a process for shareholders to wage a future election contest.

In the 2007 Final Release, the Commission stated that the phrase "relates to an election" in rule 14a-8(i)(8) cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that "relates to an election" in subsequent years as well.[21] The Commission noted, in this regard, that if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily.

A similar analysis should be applied to this Proposal. Specifically, although the inclusion of this Proposal in the Company's proxy materials for the 2008 Annual Meeting would not result in a contested election for the current election, if the Proposal were included in the Company's proxy materials and the proposed bylaw amendment were implemented upon approval by the Company's shareholders, a shareholder would be permitted to submit for inclusion in the Company's materials for subsequent meetings a proposal to amend the Company's bylaws to provide for the inclusion of shareholder nominees in the Company's proxy materials. The Proposal seeks to establish this result, even though a shareholder proposal specifically seeking to implement a process that would provide for the inclusion of shareholder nominees in the Company's proxy materials clearly would be excludable under rule 14a-8(i)(8). Therefore, based upon the interpretation and amendments to rule 14a-8(i)(8) recently established by the Commission, the Proposal is excludable pursuant to rule 14a-8(i)(8) because it seeks to indirectly establish a process for shareholders to wage a future election contest.[22]

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20 *See* the 2007 Final Release.

21 Moreover, the Commission stated that the purpose of rule 14a-8(i)(8), and its interpretation of that rule, is to ensure that contests for election of directors are not conducted without compliance with the Commission's disclosure rules applicable to contested elections. *See* the 2007 Final Release at pages 2-6.

22 *See* JPMorgan Chase & Co. (Feb. 11, 2008); The Bear Stearns Companies Inc. (Feb. 11, 2008); and E*TRADE Financial Corporation (Feb. 11, 2008).

Rules 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13) – The Proposal seeks to establish a procedure to evade the purpose of the substantive exclusions in rule 14a-8(i).

The Proposal, if adopted, would require any future shareholder bylaw amendment proposal that would be "valid under state law," "proper action for stockholders under state law," and "does not deal with a matter relating to the [Company's] ordinary business operations" to be included in the Company's proxy materials. Following the interpretation of rule 14a-8(i)(8) set forth by the Commission in the 2007 Final Release, the determination of whether the Proposal seeks to evade the purpose of the substantive provisions of rule 14a-8(i) requires the consideration of the Proposal's effect in both the current year and "in any subsequent year" to determine whether it is seeking to evade the purpose of the substantive exclusions under rule 14a-8(i). The effect and intent of the Proposal are to establish a process under which, in future years, the Company would be required to include "qualified proposals" in its proxy materials, even though rule 14a-8(i) would permit the exclusion of those future proposals from the Company's proxy materials. As such, the Proposal would establish a procedure that would evade most of the substantive requirements of rule 14a-8(i), including rule 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13). In this regard, if the Proposal were adopted, all "qualified proposals" would be required to be included in the Company's proxy materials. As such, under the Proposal, the Company would be required to include any future "qualified proposal" in its proxy materials, including any "qualified proposals" relating to:

- the redress of a personal grievance against the Company (which otherwise would be excludable in reliance on rule 14a-8(i)(4));
- *de minimus* operations of the Company not otherwise significantly related to the Company's business (which otherwise would be excludable in reliance on rule 14a-8(i)(5));
- a policy or requirement (*e.g.*, requiring directors' independence without providing a mechanism to cure) that the Company lacks the power or authority to implement (which otherwise would be excludable in reliance on rule 14a-8(i)(6));
- a proposal that directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting (which otherwise would be excludable in reliance on rule 14a-8(i)(9));
- the policies or corporate governance matters that the Company has substantially implemented (which otherwise would be excludable in reliance on rule 14a-8(i)(10));
- a proposal that substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials

for the same meeting (which otherwise would be excludable in reliance on rule 14a-8(i)(11));

- a proposal dealing with substantially the same subject matter as another proposal or proposals that have been previously included in the Company's proxy materials (within the preceding 5 calendar years) and failed to receive a sufficient percentage of the vote to evidence shareholder interest in the subject matter (which otherwise would be excludable in reliance on one of the three subparagraphs of rule 14a-8(i)(12)); and

- specific amounts of cash or stock dividends (which otherwise would be excludable in reliance on rule 14a-8(i)(13)).

Further, requiring the inclusion of any "qualified proposal" in the Company's proxy materials could result in the inclusion in the Company's proxy materials of "qualified proposals" containing impugning or derogatory statements regarding the Company's officers and directors or statements that are materially false and misleading (which otherwise would be excludable in reliance on rule 14a-8(i)(3)).

Therefore, not only does this Proposal violate rule 14a-8(i)(8), as established and interpreted by the Commission, but it also violates the other substantive bases under which a "qualified proposal" would no longer be excludable by the Company should this Proposal be implemented. Therefore, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rules 14a-8(i)(3), (i)(4), (i)(5), (i)(6), (i)(8), (i)(9), (i)(10), (i)(11), (i)(12), and (i)(13), both individually and collectively.

C. The Proposal may be excluded in reliance on rule 14a-8(i)(7) because it relates to the Company's ordinary business matters (*i.e.*, the required disclosure of ordinary business matters in Company filings with the Commission beyond that required by the Commission's rules and regulations).

The Proposal provides only three substantive requirements with regard to the subject matter of a "qualified proposal" -- a "qualified proposal" must be "valid under applicable law," "a proper action for stockholders under state law," and it may not "deal with a matter relating to the [Company's] ordinary business operations." As such, the Proposal requests that the Company seek a shareholder vote on an amendment to the Company's Certificate of Incorporation or Bylaws that would require the Company to include disclosure (*i.e.*, "qualified proposals") in future proxy statements beyond those required to be disclosed/included by rule 14a-8.

In its no-action letter to Johnson Controls (Oct. 26, 1999), the Staff expressed its view that proposals "requesting additional disclosures in Commission-prescribed documents should not be omitted under the 'ordinary business' exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission," but stated that it would "consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7)" (emphasis added).[23] As mentioned above, if implemented, the Proposal would require the Company to include all future "qualified proposals" in its proxy materials so long as the "qualified proposal" was "valid under applicable law," was "a proper action for stockholders under state law" and "deal[t] with a matter relating to the [Company's] ordinary business operations." Following the Staff's position in Johnson Controls, the determination to be made, based on the language of the Proposal, is whether the Proposal (if implemented) could require the Company to include shareholder proposals in future proxy statements that the Company would be permitted to exclude from its proxy materials because they involve "ordinary business operations," as that term is defined in rule 14a-8(i)(7).

In an attempt to address this issue, the language of the Proposal excludes from its definition of "qualified proposals" any shareholder proposal that "deal[s] with a matter relating to the [Company's] ordinary business operations." This language mimics the language in rule 14a-8(i)(7), which permits the exclusion of a proposal if it "deals with a matter relating to the company's ordinary business operations." Despite its use of the same language as that in rule 14a-8(i)(7), the Proposal fails to respond adequately to the Staff's Johnson Controls position because it does not indicate whether the language in the Proposal -- which would be part of the Company's Certificate of Incorporation or Bylaws (if implemented) and, therefore, subject to interpretation under state corporate law -- has the same meaning, and should be interpreted in the same manner, as the language in rule 14a-8(i)(7), which is a federal provision that is subject to interpretation by the Commission, its Staff, and federal courts. In this regard, the meaning of the "ordinary business" exclusion in rule 14a-8(i)(7) has been interpreted countless times by the Staff, has been the subject of numerous Commission rulemakings and interpretations, and has been interpreted by the federal judiciary for over 30 years.

The meaning of the phrase "a matter relating to ordinary business operations" in a company's governing documents, conversely, would be subject to state corporate law interpretation. The Proposal provides no guidance as to whether that state corporate law interpretation should be identical to, broader than, or narrower than the interpretation of the term under federal law. As such, while the Proposal does provide a subject matter limitation on the information it would require to be included (*i.e.*, "qualified proposals") in a document required by Commission rules (*i.e.*, the Company's proxy materials), the failure of that limitation to match the limitation in rule 14a-8(i)(7) results in a failure to equate the subject matter of "qualified

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23 *See also* Exxon Mobil Corporation (Mar. 3, 2007) (omitting pursuant to rule 14a-8(i)(7) a proposal requesting the company to list all proposals, including shareholder proposals, by title on the Notice page of the proxy statement, as relating to ordinary business operations) and Alaska Air Group, Inc. (March 14, 2008) (omitting pursuant to rule 14a-8(i)(7) a proposal seeking the board of directors to amend the company's bylaws and other governing documents to require the company to provide complete identification information on all individuals or parties reported in any communication or report to shareholders, as relating to ordinary business operations).

proposals" to those that may not be omitted in reliance on rule 14a-8(i)(7). As such, the Proposal's subject matter limitation fails to provide any certainty that the requested information may not relate to ordinary business matters that are not *required* to be disclosed in the proxy under the federal proxy rules, including rule 14a-8. Therefore, the Proposal, if implemented, would require the Company to include disclosure in its proxy materials beyond that required under the Commission's rules and the subject matter of that additional information may relate to the Company's ordinary business matters. As such, consistent with the Staff's position in the Johnson Controls, Exxon Mobil, and Alaska Air no-action letters, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rule 14a-8(i)(7), as relating to the Company's ordinary business matters.

D. The Proposal may be excluded in reliance on rule 14a-8(i)(3) because it is so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

The Proposal seeks for EA's Board of Directors to submit to shareholder vote a proposal to amend the Company's Certificate of Incorporation or Bylaws to require the inclusion of "qualified proposals" in the Company's future proxy materials. However, neither the Proposal nor the Supporting Statement provide any guidance as to how such an amendment should operate in relation to (*i.e.*, in opposition to or concurrently with) rule 14a-8.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false and misleading statements in the proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on rule 14a-8(i)(3) to exclude a proposal or portions of the supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also* Philadelphia Electric Company (Jul. 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See* Fuqua Industries, Inc. (March 12, 1991).

The failure of either the Proposal or the Supporting Statement to provide any guidance as to how a process created by the proposed amendment to the Company's Certificate of Incorporation or Bylaws would operate in conjunction with rule 14a-8 renders the Proposal so vague and indefinite that neither the shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

Because the Proposal attempts to create a company-specific approach to the inclusion of shareholder proposals in the Company's proxy materials, shareholders will not be able to determine with any certainty whether the Proposal intends to eliminate the application of rule 14a-8 to the Company.

As evidenced by the rule changes proposed in 1982 that would have amended rule 14a-8 to permit companies to adopt alternative approaches to shareholder proposals, absent amendment to that rule, public companies are not permitted to "opt out" of compliance with rule 14a-8, even if such an opt-out were to be proposed by shareholders. The Proposal, however, would (if implemented) establish an alternative, company-specific approach to shareholder proposals that is fundamentally different from rule 14a-8 and such an "opting out" of the federal proxy rules may be the intended purpose of the Proposal. Indeed, reasonable shareholders may understand that to be the effect of the Proposal. Unfortunately, it is not possible to ascertain whether the Proposal is intended to operate concurrently with rule 14a-8 or supersede rule 14a-8 in its entirety, as neither the Proposal nor the Supporting Statement provide any guidance to shareholders as to its effect in this regard. Because an understanding of this point is critical to permitting shareholders to form any reasonable understanding of the intended operation and effect of the Proposal, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

The Proposal and Supporting Statement are so inherently vague and misleading with regard to the Proposal's operation in conjunction with rule 14a-8 that neither the shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

As discussed above, absent an amendment to rule 14a-8, public companies may not "opt out" of compliance with rule 14a-8. While shareholders will be fundamentally misled as to this point (as discussed in the preceding paragraph), if the Proposal were adopted and the Company were to implement the Proposal, the Company would be required to have two very different shareholder proposal processes -- one that is mandated by the federal proxy rules and one that is unique to the Company and is adopted as an amendment to its Certificate of Incorporation or Bylaws that complies with the terms of the Proposal.

The Proposal's interaction with rule 14a-8 is fundamentally uncertain, as the Proposal attempts to create a company-specific shareholder proposal process that:

- mimics certain of the procedural and substantive requirements of rule 14a-8 (*e.g.*, the required ownership of $2,000 of company securities continuously for one year, the required representation to hold such securities through the date of the annual meeting, the 500-word limitation on proposals, and the requirement that the proposal be "a proper action for stockholders under state law");

- modifies certain of the procedural requirements of rule 14a-8 (*e.g.*, unlike the notice requirement in paragraph (f) of rule 14a-8, the Proposal would not require a notice of all curable failures to meet the procedural requirements of the company-specific process and, unlike the 14-day response period in paragraph (f) of rule 14a-8 for shareholders to cure all curable defects, the Proposal would establish a 21-day response period with regard to proponent eligibility and to enable the Company to "comply with applicable law"); and

- fundamentally alters the subject-matter limitations on the "qualified proposals" that would be required to be included in the Company's proxy materials, as discussed above.

The dual operation of rule 14a-8 and a company-specific approach to shareholder proposals under the Proposal raises a number of fundamental issues regarding the operation of the Proposal that cause the proposal to be so vague and indefinite that neither shareholders in voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty those actions that are required. For example:

- The Proposal requires that "to the extent permitted by law" a "qualified proposal" (which is a proposal that is "valid under applicable law") shall be voted on at an annual meeting and included in the Company's proxy materials. However, the Proposal does not provide any context as to how the qualifications "to the extent permitted by law" or "valid under applicable law" are intended to enable the Company to comply with the federal proxy rules.[24] Further, while rule 14a-8 is "applicable" to the Company, it is clear that the Proposal intends to require the inclusion of shareholder proposals in the Company's proxy materials far beyond those required by rule 14a-8 and, therefore, it is fundamentally uncertain as to what it means for a "qualified proposal" to be "valid under applicable law." As neither the shareholders nor the Company will be able to determine with any reasonable certainty manner in which the proposed amendment is intended to interact with rule 14a-8, the meaning of the primary substantive requirement of the Proposal -- that a "qualified proposal" that is "valid under applicable law" be subject to a shareholder vote and included in the proxy materials "to the extent permitted by law" -- is so vague and indefinite that neither the shareholders nor the Company will be able to determine with any reasonable certainty the manner in which the Proposal is intended to operate.[25]

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24 Neither "to the extent permitted by law" nor "valid under applicable law" is a term defined in rule 14a-8; however, paragraphs (i)(1)-(i)(3) relate to the exclusion of proposals that are improper under state law, could cause the company to violate any state, federal, or foreign law, and/or are contrary to the Commission's proxy rules. Presumably, "to the extent permitted by law" is intended to mean that a qualified proposal would not violate (or cause the Company to violate) state, federal (including Commission rules and regulations), or foreign law, thereby encompassing some or all of the substantive restrictions in paragraphs (i)(1)-(i)(3).

25 *See* Peoples Energy Corporation (Nov. 23, 2004) (proposal urging the board of directors to take the necessary steps to amend Peoples Energy's articles of incorporation and bylaws to provide that officers and

- While the Proposal requires that a "qualified proposal" must meet procedural requirements that are similar to those in rule 14a-8, it is not clear how the Proposal's procedural requirements would interact with the procedural requirements in rule 14a-8.[26] This uncertainty is so fundamental to an understanding of the Proposal that neither the shareholders nor the Company will be able to determine with any reasonable certainty the operation of the procedural requirements in the Proposal. The following examples illustrate that the procedural requirements for "qualified proposals" that would be established if the Proposal were implemented that would be fundamentally different from, and inconsistent with, those in rule 14a-8:

  - The procedural requirements that would be included in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal do not include the provisions in rule 14a-8(f) that require a company to provide a proponent with timely notice of all curable deficiencies and permit an opportunity for the proponent to remedy all such deficiencies before it may exclude a proposal. Instead, the procedural requirements for "qualified proposals" that would be included in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal relate only to the time during which a proponent must respond to a company's "reasonable request" for information regarding "eligibility to submit a [q]ualified [p]roposal or to enable the [c]ompany to comply with applicable law." Importantly, those requirements place no limitation on the time period during which the Company may make such a "reasonable request." Accordingly, for example, a "qualified proposal" that failed the 500-word limitation that would be established in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal could be excluded as improper under the Company's Certificate of Incorporation or Bylaws with no requirement that the proponent be made aware of the failure to comply with that requirement or be given an opportunity to cure that failure. Conversely, under the 500-word limitation in rule 14a-8(d), a proposal that failed to comply with that requirement could be excluded properly under rule 14a-8 *only* after appropriate notice and opportunity to cure the failure was provided to the proponent.

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directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" omitted under (i)(3) because the term "reckless neglect" was central to the purpose and intent of the resolution, but had no common meaning and was undefined by the proposal or supporting statement).

26 *See* Berkshire Hathaway Inc. (Mar. 2, 2007) (proposal seeking to restrict Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States omitted under (i)(3) as vague and indefinite -- because, in part, the proposal was drafted broadly so as to encompass all past and future Executive Orders, while the supporting statement focused almost exclusively on Sudan). Similarly here, the Proposal tracks the language and terminology of rule 14a-8 (giving rise to the impression that such terms and phrases should be interpreted as they are under that rule), all the while seeking to implement a shareholder proposal process wholly inconsistent with the framework of the rule.

- The procedure for "qualified proposals" that would be established in the Company's Certificate of Incorporation or Bylaws pursuant to the Proposal would not require the Company to provide any notice to a proponent if the Company determined that the proposal did not meet the requirements of a "qualified proposal." Conversely, under rule 14a-8(j), a public company that believes that it is permitted by rule 14a-8 to exclude a proposal from its proxy materials is required to submit a timely notice of that belief (as well as the basis for that belief) to both the Commission and the proponent, with the proponent being given an opportunity to respond to that submission. As discussed above, the Proposal mimics a number of provisions in rule 14a-8 but provides not guidance as to whether those provisions should be interpreted under the Proposal in the same manner as under rule 14a-8. For example, assuming adoption and implementation of the Proposal, the Company may be faced with a situation regarding the interpretation of the requirement that the proposal not relate to "ordinary business operations." If the Company believed that a shareholder proposal could be omitted under rule 14a-8(i)(7), it would be required to provide the Commission and the proponent with its reasoning, with the proponent being given an opportunity to respond and the Commission Staff indicating its views, but if the Company believed that it could omit the proposal because it did not meet the Delaware General Corporation Law standard for "ordinary business operations," it would merely omit the proposal from its proxy materials as improper under its Certificate of Incorporation or Bylaws and would not be required to provide any such notice.

- As discussed above, the Proposal and Supporting Statement are very clear in their intention to require the Company to include shareholder proposals in its proxy materials even where rule 14a-8 would provide a basis for excluding those proposals. However, there is no indication as to whether or not the procedural requirements in the definition of "qualified proposal" are intended to similarly override the procedural requirements in rule 14a-8. The override of the procedural requirements of rule 14a-8 does not appear to be the legal effect of the Proposal because it is likely that the rule 14a-8 procedural requirements (including the notice and remedy provisions) would continue to apply to the Company in its compliance with rule 14a-8.[27] In this regard, the language of the Proposal and the Supporting Statement is so vague and uncertain as to the interaction between the Proposal and rule 14a-8 that neither shareholders nor the Company will be able to

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27 In this regard, rule 14a-8 specifically addresses "when a company *must include* a shareholder's proposal in its proxy statement." And paragraph (a) of rule 14a-8 defines a "proposal" as a shareholder's "recommendation or requirements that the company and/or its board of directors take action, which [a shareholder] intend[s] to present at a meeting of the company's shareholders." Therefore, the Company would have to treat a "qualified proposal" submitted by a shareholder to the Company for inclusion in the proxy, and who intended to present it at the annual meeting, as a rule 14a-8 proposal and any exclusion of the qualified proposal from the proxy for procedural deficiencies would have to meet the procedural requirements of rule 14a-8.

determine with reasonable certainty the effect of adoption of the Proposal on the procedural rights provided to shareholders under rule 14a-8.

For the reasons stated above, both individually and collectively, it is appropriate to exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on rule 14a-8(i)(3) as they are so vague and indefinite that neither shareholders in voting on the Proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty what actions are required.

III. Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal and Supporting Statement may be excluded from the Company's proxy materials for the 2008 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned or Rebekah Toton at O'Melveny & Myers LLP at 202-383-5107. Please transmit your response by fax to the undersigned at 202-383-5414. The fax number for the Proponent is 617-812-0554.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Sincerely,

Robert Plesnarski
of O'MELVENY & MYERS LLP

Attachment

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Stephen G. Bené
Senior Vice President, General Counsel, and Secretary
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

EXHIBIT A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

February 20, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Stephen G. Bené
Senior Vice President, General Counsel, and Secretary
Electronic Arts, Incorporated
209 Redwood Shores Parkway
Redwood City, CA, 94065

Re: Shareholder Proposal of Lucian Bebchuk

Dear Stephen G. Bené,

I am the owner of 60 shares of common stock of Electronic Arts Incorporated (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

RESOLVED that stockholders of Electronic Arts, Incorporated recommend that the Board of Directors, to the extent consistent with its fiduciary duties, submit to a stockholder vote an amendment to the Corporation's Certificate of Incorporation or the Corporation's Bylaws that states that the Corporation (1) shall, to the extent permitted by law, submit to a vote of the stockholders at an annual meeting any Qualified Proposal to amend the Corporation's Bylaws; (2) shall, to the extent permitted by law, include any such Qualified Proposal in the Corporation's notice of an annual meeting of the stockholders delivered to stockholders; and (3) shall, to the extent permitted by law, allow stockholders to vote with respect to any such Qualified Proposal on the Corporation's proxy card for an annual meeting of stockholders. "Qualified Proposals" refer in this resolution to proposals satisfying the following requirements:

(a) The proposal was submitted to the Corporation no later than 120 days following the Corporation's preceding annual meeting by one or more stockholders (the "Initiator(s)") that (i) singly or together beneficially owned at the time of submission no less than 5% of the Corporation's outstanding common shares, (ii) represented in writing an intention to hold such shares through the date of the Corporation's annual meeting, and (iii) each beneficially owned continuously for at least one year prior to the submission common shares of the Corporation worth at least $2,000.00;

(b) If adopted, the proposal would effect only an amendment to the Corporation's Bylaws, and would be valid under applicable law;

(c) The proposal is a proper action for stockholders under state law and does not deal with a matter relating to the Corporation's ordinary business operations;

(d) The proposal does not exceed 500 words; and

(e) The Initiator(s) furnished the Corporation within 21 days of the Corporation's request any information that was reasonably requested by the Corporation for determining eligibility of the Initiator(s) to submit a Qualified Proposal or to enable the Corporation to comply with applicable law.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, when stockholders representing more than 5% of the Corporation's common shares wish to have a vote on a Bylaw amendment proposal satisfying the conditions of a Qualified Proposal, it would be desirable to facilitate such a vote. Current and future SEC rules may in some cases allow companies – but do not currently require them – not to place proposals for Bylaw amendments initiated by stockholders in the Corporation's notice of an annual meeting and proxy card for the meeting. Even stockholders who believe that no changes in the Corporation's Bylaws are currently worth adopting should consider voting for my proposal to express support for facilitating stockholders' ability to decide for themselves whether to adopt Bylaw amendments initiated by stockholders. Note that, if the Board of Directors were to submit the proposed change in the Certificate of Incorporation or Bylaws to a stockholder vote, the change would occur only if the stockholders approve it.

I urge you to vote for this proposal.

REQUESTED PROOF OF OWNERSHIP

ELECTRONIC ARTS™

March 3, 2008

SENT VIA OVERNIGHT MAIL AND FACSIMILE TO 617-812-0554

Mr. Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Dear Mr. Bebchuk:

We have received your shareholder proposal, dated February 20, 2008, regarding an amendment to the bylaws of Electronic Arts Inc. ("Electronic Arts" or the "Company").

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the Company's securities entitled to vote at the meeting for at least one year by the date you submitted the proposal. The cover letter accompanying your proposal indicates that you own 60 shares of Electronic Arts common stock; however, because your name does not appear on our records as a registered shareholder, you must submit appropriate proof that you meet these eligibility requirements.

Please provide the Company proof of share ownership that satisfies the requirements of Rule 14a-8. You must prove eligibility (*i.e.*, ownership of at least $2,000 in market value of Electronic Arts common stock for at least one year prior to the date on which you submitted your proposal to the Company) by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins.

Your proof of ownership must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. If the Company does not receive the required proof of ownership within this timeframe, your proposal will not be eligible for inclusion in Electronic Arts' proxy materials.

Sincerely,

Stephen G. Bené
Senior Vice President,
General Counsel and Secretary

Attachment -- Copy of Exchange Act Rule 14a-8

cc: Robert Plesnarski
Rebekah J. Toton
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, D.C. 20006

Rule 14a-8 – Shareholder proposals [17 CFR 240.14a-8].

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1:*** What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2:*** Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3:*** How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4:*** How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5:*** What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6:*** What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials

within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801

302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017

646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

March 12, 2008

To:	Stephen G. Bené Senior VP, General Counsel & Secy	FIRM:	ELECTRONIC ARTS, INC.
PHONE:		FAX:	650-628-1422
CC:	Robert Plesnarski, Esq.		202-383-5414
	Rebekah J. Poston, Esq.		202-383-5414

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	FAX:	(646) 722-8501
PHONE:	(646) 722-8517	Pages (including cover sheet):	3
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

March 12, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Stephen G. Bené
Senior Vice President, General Counsel, and Secretary
Electronic Arts, Incorporated
209 Redwood Shores Parkway
Redwood City, CA 94065

Re: Shareholder Proposal of Lucian Bebchuk

Dear Stephen G. Bené,

In response to your letter dated March 3, 2008, please find enclosed a written statement from the record holder of Electronic Arts, Incorporated ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Please let me know if you have any further questions.

Sincerely,

Lucian Bebchuk

cc: Robert Plesnarski, Esquire (via fax)
Rebekah J. Toton, Esquire (via fax)

charles SCHWAB

March 10. 2008

Lucian Bel chuk
1557 Mass. chusetts Ave
Cambridge MA 02138

Dear Mr. B :bchuk,

This letter i. to confirm that, as of the date of this letter, the individual Charles Schwab brokerage a :count in your name ending in -8029 held: 60 shares of Electronic Arts Inc (symbol: EF TS).

This letter a so confirms that the shares referenced above have been continuously held in the referenc d account for more than fifteen months prior to the date of this letter.

Sincerely

Andrew Kli g
Client Servic : Specialist
Charles Schv ab & Co | Schwab Bank*
54 Mall Rd
Burlington M A 01803

*separate but affiliated companies.

G&E

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

May 2, 2008

VIA EMAIL AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk to Electronic Arts, Inc.

Ladies and Gentlemen:

We submit this letter on behalf of our client Professor Lucian Bebchuk ("Professor Bebchuk") in response to a letter written by counsel for Electronic Arts, Inc. ("EA" or the "Company"), dated April 28, 2008 ("April 28, 2008 Letter"). EA's letter requested that the staff of the Division of Corporation Finance ("Staff") of the U.S. Securities Exchange Commission ("Commission") or the Commission itself express an opinion on EA's request for no-action relief dated March 26, 2008 ("No-Action Request"). The No-Action Request asked that the Staff not recommend an enforcement action to the Commission if EA excluded Professor Bebchuk's proposal ("Proposal") from the Company's 2008 proxy materials. We respectfully request that neither the Staff nor the Commission issue an opinion regarding the No-Action Request because the question of whether or not the Proposal must be included in EA's proxy materials is currently before the District Court for the Southern District of New York.

I. FACTUAL BACKGROUND

On February 20, 2008, Professor Bebchuk submitted the Proposal to EA. Subsequently on March 26, 2008, EA submitted the No-Action Request to the Staff. Professor Bebchuk and his counsel then carefully weighed EA's arguments in the No-Action Request. After concluding that the arguments had no merit, Professor Bebchuk filed a Complaint in the Southern District of New York, requesting (1) declaratory relief, stating that the Proposal could not be excluded under 14a-8 and (2) injunctive relief, requiring EA to place the Proposal in its proxy materials.

After EA was informed of the pending litigation, EA's counsel sent the April 28, 2008 Letter, making the following arguments:

- No law absolutely forbids the Staff or the Commission from issuing an opinion on a no-action request while litigation is pending. April 28, 2008 Letter at 1-2.
- Failure by the Commission to "take action to administer" Rule 14a-8 would "impose significant uncertainty and expense upon public companies" attempting to comply with Rule 14a-8. April 28, 2008 Letter at 3-4.
- The Staff or Commission should issue a No-Action Letter because Professor Bebchuk "abuse[d] the rule 14a-8 process" by seeking to "evade Commission administration" of Rule 14a-8. EA argues that it was improper for Professor Bebchuk to withdraw 11 proposals similar to the Proposal and commence litigation against EA before the Staff issued a no-action letter. April 28, 2008 Letter at 2-5.

As set forth below, these arguments are entirely without merit.

II. THE STAFF DOES NOT COMMENT ON ARGUMENTS WHEN THEY ARE BEFORE A COURT IN NO-ACTION LETTERS

After EA expressed its belief in the No-Action Request that it could exclude the Proposal under various provisions of Rule 14a-8, Professor Bebchuk brought suit to enforce his rights under Rule 14a-8 to have his Proposal included in the Company's 2008 proxy materials. It is undisputed that Rule 14a-8 gives shareholders such as Professor Bebchuk a private right of action to bring suit in federal court. *See, e.g., Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416, 424 (D.C. Cir. 1992) ("The Commission has consistently regarded the court, and not the agency, as the formal and binding adjudicator of Rule 14a-8's implementation of section 14(a)); *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 879 (S.D.N.Y. 1993) ("The existence of a private right of action by a shareholder under § 14(a) of the SEA and Rule 14a-8 is well settled and uncontested here."); *The New York City Employees Retirement System v. American Brands, Inc.*, 634 F. Supp. 1382, 1386 (S.D.N.Y. 1986) ("[W]e conclude that [Plaintiff] can seek an interpretation of Rule 14a-8 as applied to its particular proposal in this court."). Therefore, Professor Bebchuk was well within his rights to bring suit in federal court.

Further, the Staff does not express its opinions on issues pending before a court in no-action letters. Staff Legal Bulletin No. 14 states: "Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials." Indeed, the Staff routinely does not grant no-action relief where a company's basis for excluding a proposal is being challenged in court. *See, e.g., CA Inc.*, 2006 WL 1547985 (June 5, 2006) ("In light of the fact that arguments raised in your letter and that of the proponent are currently before the court in connection with the litigation between CA and the proponent concerning this proposal, in accordance with staff policy, we will not comment on those arguments at this time."); *Wendy's Int'l*, 1995 WL 771386 (Dec. 28, 1995) ("We note that litigation is pending in the United States District Court for the Southern District of New York with respect to the Company's determination to omit the proposal from its proxy statement. In light of the fact that the arguments raised in your letter and that of the proponent are currently before the court, in accordance with staff policy, we will not comment on those arguments at this time."). Thus, EA's request that the Staff grant no-action relief should be denied because it departs from well settled precedent.

Additionally, it would simply be a waste of Staff resources to grant no-action relief while litigation is pending. That informal opinion is not granted deference by the courts. *See, e.g., MONY Group, Inc. v. Highfields Capital Management, L.P.*, 368 F.3d 138, 146 (2d Cir. 2004) ("[N]o-action letters constitute neither agency rule-making nor adjudication and thus are entitled to no deference beyond whatever persuasive value they might have."). Therefore, there is little reason for the Staff to issue a no-action letter while litigation is pending.

III. FAILURE TO ISSUE A NO-ACTION RESPONSE WOULD NOT LEAD TO GREATER UNCERTAINTY IN INTERPRETING RULE 14a-8

Failure to issue an opinion concerning the No-Action Request will not lead to greater "uncertainty" with regard to a company's ability to exclude proposals, as argued by EA. April 28, 2008 Letter at 4. As an initial matter, the Commission has long recognized that courts make the final determination on whether a proposal is excludable under 14a-8. In Release No. 34-5299 (July 20, 1976), the Commission stated: "The Commission has never purported or attempted definitively to determine whether particular proxy material complied with the rules . . . . [N]othing the Commission or its staff does or omits to do in connection with such proposals affects the right of the proponent . . . to institute a private action with respect to management's intention to omit that proposal from its proxy materials." Thus, to the extent that there is ambiguity over whether the Proposal is excludable, a federal court may resolve that ambiguity.[1]

Furthermore, the Commission need not stay silent if it does not issue an opinion concerning the No Action Request. It may submit an *amicus* brief supporting the position of either EA or Professor Bebchuk. Therefore, failure to issue an opinion on the No Action Request will not lead to greater uncertainty regarding Rule 14a-8.

[1] As EA points out in the April 28, 2008 Letter, if the Commission feels that there is a risk of inconsistent court verdicts it may amend the rules for clarity as the Commission did in response to *AFSCME v. AIG*, 256, F.3d 121 (2d Cir. 2006). *See* April 28, 2008 Letter at 3 (citing the Commission's December 2007 Release No. 34-56914).

IV. EA'S ALLEGATIONS OF IMPROPRIETY ARE WITHOUT MERIT

In an attempt to evade the clear precedent for the Staff to express no opinion on issues pending before a court, EA manufactured out of whole cloth allegations of impropriety by Professor Bebchuk. EA argues that Professor Bebchuk has engaged in "abuse of the rule 14a-8 process that demands a response by the Staff or the Commission." *See* April 18, 2008 Letter at 2. EA bases this opinion primarily on two unremarkable facts: (1) Professor Bebchuk withdrew proposals similar to the Proposal submitted to EA after companies requested no-action relief (April 18, 2008 Letter at 2, 4); and (2) Professor Bebchuk commenced litigation before the Staff issued a no-action letter in response to EA's No-Action Request (April 18, 2008 Letter at 4-5).

First, there is nothing abusive about withdrawing a proposal after careful consideration of a company's request for no-action relief. Professor Bebchuk withdrew the previous proposals after companies raised issues about the clarity of the proposals that Professor Bebchuk did not wish to contest. It would have been a waste of the Staff's time to consider and rule on proposals that Professor Bebchuk wished to withdraw. Therefore, there was nothing abusive about informing the Staff that Professor Bebchuk wished to withdraw prior proposals.

It is important to note, however, that although the Proposal submitted to EA was similar to proposals that Professor Bebchuk submitted to other companies, the Proposal submitted to EA was carefully crafted to respond to substantive points raised in no-action requests submitted by other companies. As a result, EA's arguments that the Proposal is excludable are entirely without merit.

Second, there is nothing abusive about commencing litigation after EA submitted the No-Action Request to the Staff detailing the reasons why it believed it could exclude the Proposal. EA opines that it was inappropriate for Bebchuk to begin litigation after EA submitted its No-Action Request which, EA argued, was "*required by the Commission's rule 14a-8.*" *See* April 28, 2008 Letter at 2 (emphasis in original). Rule 14a-8(j)(1) states: "If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, the notification is "intended to alert the shareholder proponent of management's likely course of action so that the shareholder can pursue any remedy believed available *in federal court*." Commission's Interpretive Release No. 34-5299 (emphasis added). Therefore, it is absurd for EA to argue that commencing litigation after the Company submitted the No-Action Request was abusive; the Commission expressly contemplated such litigation.

In addition to the above two arguments, EA makes the factually erroneous assertion that Professor Bebchuk "request[ed] a delay in the Staff's participation" in the no-action process. April 28, 2008 Letter at 4. Professor Bebchuk never sought such a delay. Instead, on April 1, 2008, Professor Bebchuk sent a letter informing the Staff that he planned to respond to the No-Action Request by April 16, 2008. In that letter, Professor Bebchuk stated: "Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable." At no time did the Staff express a concern that Professor Bebchuk was delaying the no-action process.

V. CONCLUSION

For the forgoing reasons, neither the Staff nor the Commission should issue an opinion on the Proposal because of the pending litigation between Professor Bebchuk and EA. Additionally, the parties are currently negotiating a prompt briefing schedule for the action in the District Court for the Southern District of New York, further obviating a need for the Staff to issue an opinion on the matter. If, however, the Staff or the Commission disagrees and departs from its normal practice of not granting no-action relief while litigation is pending, we respectfully request that the Staff provide Professor Bebchuk notice so he and his counsel can submit a substantive response to EA's meritless arguments. If you have any questions, please do not hesitate to call me at 302-622-7065.

Sincerely,

Michael J. Barry

MJB/rm

cc: David J. Johnson, Jr., Esquire
Brendan Dowd, Esquire